Exhibit 99.1

2Q/2025

Milagros Cigüeñas

Roxana Mossi
Rogelio Icaza
Fernando Salgado
Sebastian Del Aguila
Zeljko Janzic
Juan Carlos Benites
Pia Noblecilla

investorrelations@credicorpperu.com

CREDICORP

30 YEARS BAP LISTED NYSE

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

Table of Contents

Operating and Financial Highlights	03

Senior Management Quotes	04

Second Quarter 2025 Earnings Conference Call	05

Summary of Financial Performance and Outlook	06

Financial Overview	11

Credicorp’s Strategy Update	12

Analysis of 2Q25 Consolidated Results

01	Loan Portfolio	16
02	Deposits	19
03	Interest Earning Assets and Funding	22
04	Net Interest Income (NII)	24
05	Portfolio Quality and Provisions	27
06	Other Income	32
07	Insurance Underwriting Results and the Medical Services	36
08	Operating Expenses	38
09	Operating Efficiency	40
10	Regulatory Capital	41
11	Economic Outlook	43
12	Appendix	47

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

Credicorp Ltd. Reports Financial and Operating Results for 2Q25
Strong contributions from Universal Banking and Insurance & Pensions, continued recovery in Microfinance, and higher fee-based and transactional income reinforce our diversified platform.
Risk-adjusted NIM at a record high of 5.44%, up 104 bps year-on-year reflecting resilient NIM and a low level of Cost of Risk.
Progress in decoupling strategy with 6.2% of risk-adjusted revenues from the innovation portfolio and on track to reach 10% target by 2026.
ROE at a record high of 20.7%, which includes a positive 120 bps impact related to relevant gains in BCP’s investment portfolio, was driven by sustained momentum in core businesses and increasing contribution of innovation portfolio.
Lima, Peru – August 14, 2025 – Credicorp Ltd. (“Credicorp” or “the Company”) (NYSE: BAP | BVL: BAP), the leading financial services holding company in Peru with a presence in Chile, Colombia, Bolivia, and Panama today reported its unaudited results for the three-and six-months ended June 30, 2025. Financial results are expressed in Soles and are presented in accordance with IFRS.
2Q25 OPERATING AND FINANCIAL HIGHLIGHTS
•
Net Income attributable to Credicorp increased 36.1% YoY and 2.5% QoQ to S/1,822.0 million, translating into an ROE of 20.7%.
These results include a positive 120 bps impact related to a relevant gain in BCP’s investment portfolio.

•
In 2Q25 Credicorp revalued Bolivia’s balance sheet using a market-reflective FX rate, resulting in an accounting contraction of 2.8% in Credicorp Total Assets with no impact on cash flow. The loan and deposit figures cited below exclude this adjustment.

•
Total Loans measured in quarter-end balances declined 0.3% YoY, but up 2.6% FX Neutral mainly led by BCP through Retail Banking, where stand-out performers were Mortgage and Consumer (Yape), and by Mibanco. QoQ, total Loans rose 1.2%, with 2.5% FX Neutral growth driven by the same segments, along with Wholesale Banking at BCP.

•
Total Deposits increased 6.2% (+10.2% FX Neutral) YoY reflecting growth in Low-cost deposits, amid higher system liquidity, and contracted 0.5% (+1.0% FX Neutral) QoQ. Low-cost deposits accounted for 71.8% of total deposits and 57.2% of the total funding base.

•
Net Interest Income (NII) increased 4.2% YoY mainly supported by lower Interest and Similar Expenses. QoQ, NII increased 1.2%. Net Interest Margin (NIM) stood at 6.42%, increasing 9 bps YoY and 20 bps QoQ.

•	NPL Ratio contracted across segments, improving 102 bps YoY to 5.0%, driven by debt repayments at BCP Stand-alone and a drop in overdue loans at BCP and Mibanco. QoQ, the NPL Ratio improved 14 bps.
•
Provisions declined by 47.4% YoY, driven by BCP and Mibanco, supported by strengthened risk management, improved payment behavior, benefiting from an economic recovery, and a higher share of lower-risk vintages within the portfolio. QoQ, provisions dropped 1.2%. As a result, Cost of Risk hit a low of 1.6% and Risk-Adjusted NIM reached a record-high of 5.44%.

•	Core Income increased 5.3% YoY, reflecting a stronger NII and ongoing diversification in revenue streams, which drove growth of 8.2% in Fee income and 7.9% in Net Gain on FX Transactions.
•	Other Non-Core Income reported a relevant gain of S/106 million, which was associated with a sovereign bond exchange at BCP.
•
Insurance Underwriting Results increased 11.2% YoY, driven primarily by lower insurance service expenses in the Life business and secondarily, by higher insurance service income in P & C; and was up 6.6% QoQ.

•	Yape reached 14.9 million Monthly Active Users (MAU), with an operating leverage continuing to expand and accounting for 5.5% of Credicorp’s total risk-adjusted revenue.
•
Efficiency Ratio for 1H25 reached 44.9%, aligned with our full-year guidance. Operating expenses during this period increased 11.4% YoY, driven mainly by the core business at BCP Stand-alone and investments in our innovation portfolio initiatives.

•	IFRS CET 1 Ratio stood at 12.56% for BCP Stand-alone and at 16.73% for Mibanco.
•
After quarter-end, on August 13, 2025, Credicorp announced the cancellation of approximately 1.6 billion soles in Tax resolutions issued by Sunat on June 27, 2025. The company will record this cash outflow as an asset. As the contingency remains classified as remote, no provision is required in accordance with International Accounting Standards.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

SENIOR MANAGEMENT QUOTES

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

Second Quarter 2025 Earnings Conference Call

SECOND 2025 EARNINGS CONFERENCE CALL
Date: Friday, August 15th, 2025

Time: 10:30 am E.T. (9:30 am Lima, Perú)

Hosts: Gianfranco Ferrari – Chief Executive Officer, - Alejandro Perez Reyes - Chief Financial Officer, Francesca Raffo – Chief Innovation Officer, Cesar Rios - Chief Risk Officer, Diego Cavero – Head of Universal Banking, Piero Travezan - Pacifico CFO, Rocio Benavides - Mibanco CFO and Investor Relations Team.
To pre-register for the listen-only webcast presentation use the following link:
https://dpregister.com/DiamondPassRegistration  /register?confirmationNumber=10201755&linkSecurityString=ffa6c99 a9a
Callers who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. Participants may pre-register at any time, including up to and after the call start time.

Those unable to pre-register may dial in by calling:
1 844 435 0321 (U.S. toll free)
1412 317 5615 (International)
Participant Web Phone: Click here
 Conference ID: Credicorp Conference Call
The webcast will be archived for one year on our investor relations website at:
https://credicorp.gcs-web.com/events-and-presentations/upcoming-events

For a full version of Credicorp´s First Quarter 2025 Earnings Release, please visit:
https://credicorp.gcs-web.com/company-reports/quarterly-materials

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

Loans and Deposits
Our balance in 2Q25 was impacted by an accounting adjustment (which did not affect cash flow) related to our operations in Bolivia. This adjustment entailed updating the exchange rate used to translate Bolivia’s balance to better reflect market conditions. In this context, the book value of Credicorp’s total assets dropped 2.8% but cash flow was unaffected.

Loans in End-of-Period (EOP)
Total loans measured in quarter-end balances contracted 0.2% QoQ and 4.1% YoY, impacted by the aforementioned accounting adjustment at BCP Bolivia.
If we exclude this impact:
QoQ, the portfolio’s balance rose 1.2%, which reflects a +2.5% FX Neutral. This evolution was driven mainly by: (i) Individuals and Small Businesses, where stand-out performers were Mortgage, which grew through an uptick in demand due to a more favorable economic environment, and Consumer, which registered growth in disbursements through BCP Stand-alone and Yape; (ii) Wholesale Banking, where Middle Market Banking reported growth due to an uptick in demand for working capital loans, which was partially offset by a decrease in Corporate Banking, and (iii) Mibanco, which reported a reduction in write-offs.
YoY, the portfolio’s balance dropped 0.3%. Notwithstanding, growth stood at 2.6% in FX Neutral terms, driven mainly by: (i) Individuals and Small Businesses, led by an uptick in Mortgage, which was driven by the same dynamics seen QoQ, and by Consumer, which rose on the back of growth in disbursements through Yape; and (ii) Wholesale Banking, specifically Middle Market Banking, which registered an uptick in demand for short-term financing.
Deposits
The total deposit balance (measured in quarter-end balances) contracted 1.8% QoQ and rose 1.8% YoY, impacted by the aforementioned accounting adjustment for BCP Bolivia.
If we exclude this impact, the dynamics were:
QoQ, our deposit base contracted 0.5% (+1.0% FX Neutral). This evolution reflected a drop in the balance for Demand Deposits, which was partially offset by growth in the Time Deposit balance. YoY, the deposit base increased 6.2% (+10.2% FX Neutral). This result was driven by (i) Low-cost deposits, which grew 16.9% and represented 71.8% of our total deposit base at quarter-end, and (ii) Time Deposits.
At BCP, the 30-day Liquidity Coverage Ratio (LCR) in PEN a 30-day stood at 162.2% under regulatory standards and 135.0% according to stricter internal standards. The 30-day LCR stood at 140.9% under regulatory standards, and 116.7% according to stricter internal standards.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

Net Interest Income (NII) and Margin (NIM)

NII rose 1.2% QoQ. This evolution was fueled mainly by a reduction in Similar Interest and Expenses, which were impacted by a drop in market rates. NIM stood at 6.42% at the end of the quarter, versus 6.22% in 1Q25 and 6.33% in 2Q24.
YoY, NII rose 4.2%. This evolution was driven primarily by a decrease in Similar Interest and Expenses, which were pressured downward by a reduction in market rates, and by an uptick in low-cost deposits’ share of our funding base. In this context, NIM rose 9 bps YoY.

Portfolio Quality and the Cost of Risk

Portfolio quality ratios and the Cost of Risk have improved substantially over the last year and continue to strengthen. This positive evolution was driven by strengthened risk management, improvements in payment performance, and a more favorable economic environment.
QoQ, the NPL balance fell 3.0%, fueled mainly by BCP Stand-alone and Mibanco. At BCP Stand-alone, the decline was driven primarily by Wholesale Banking, which reported debt repayment by an overdue client. The NPL balance at Retail Banking remained relatively stable in Individuals and SMEs. At Mibanco, the decline was attributable to a decrease in overdue loans.
YoY, NPLs dropped 20.4%, driven by a decline across segments at BCP Stand-alone and Mibanco. At BCP Stand-alone, the decrease was fueled mainly by Wholesale Banking, which was impacted primarily by debt repayment, and by Retail Banking, led by: (i) SME-Pyme, due to a reduction in overdue loans; and (ii) Consumer and Credit Cards. At Mibanco, the decrease was driven by the same dynamics as those that drove the QoQ evolution.
In this context, the NPL Ratio dropped 14 bps QoQ and 102 bps YoY to stand at 5.0% at quarter-end.
Provisions fell 1.2% QoQ, driven by BCP Stand-alone and partially offset by Mibanco. At BCP Stand-alone, the reduction in provisions was fueled primarily by (i) Wholesale Banking, due to an improvement in payment performance, and (ii)Retail Banking, led by Individuals, due to a base effect for risk model calibrations. This evolution was partially offset by SME-Pyme, which reported an uptick in disbursements. At Mibanco, growth in provisions was mainly attributable to a shift in the portfolio mix toward smaller-ticket, higher-yield loans.
YoY and YTD, provisions dropped 47.4% and 39.4% respectively, driven by BCP Stand-alone and Mibanco, which reported improvements in payment performance due to economic recovery and growth in lower- risk vintages’ share of total loans.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

Other Income

QoQ, Other Core Income increased 4.8%, hitting a record high and topping S/1.4 billion. This evolution was driven mainly by BCP Stand- alone’s solid performance. Other Non-Core Income reported an important gain of S/106 million, which was associated with a sovereign bond exchange at BCP. Notwithstanding, this growth was offset by a base effect given that an extraordinary gain was reported in 1Q25 for the acquisition of the remaining 50% stake in Empresas Banmédica.
YoY, Other Core Income rose 8.1%, driven by growth in fee income from Yape and transactional products at BCP Stand-alone. Other Non- Core income dropped 6.4%, which reflects the fact that BCP and Pacifico reported extraordinary income in 2Q24.

YTD, Other Core Income rose 11.4%, fueled primarily by BCP Stand- alone. Other Non-Core income increased 19.6%, driven mainly by the gains related to the consolidation of Banmédica and a sovereign bond exchange at BCP.
Insurance Underwriting Result
The Insurance Underwriting Result increased 6.6% QoQ. This evolution was driven mainly by the Life Business, which reported a decrease in Insurance Service Expenses, and to a much lesser extent, by the solid performance of the EPS business.

YoY and YTD, the Insurance Underwriting Result increased 11.2% and 14.4%, driven primarily by Life, which reported a drop in in Insurance Service Expenses; secondarily by P & C, which registered growth in Insurance Service Income; and lastly by EPS.

Efficiency
Operating expenses rose 11.4% YTD, fueled mainly by core business at BCP Stand-alone and innovation initiatives at the Credicorp level. Operating income, in turn, rose 7.9% YTD.
In this context, the Efficiency Ratio stood at 44.9% in 1H25, in line with guidance for the year.

Insurance Underwriting Result*
(S/ millions)

*Totals may differ from the sum of the parts due to eliminations in PGA consolidation.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

Net Earnings Attributable to Credicorp

In 2Q25, net earnings attributable to Credicorp totaled S/1,822.0 million (+2.5% QoQ and +36.1% YoY). This evolution was supported by strong results in all our lines of business. Net shareholders’ equity stood at S/34,459 million (-3.9% QoQ and +6.3% YoY). In this context, ROE stands at 20.7%. This result includes a positive 120 bps impact related to a relevant gain in BCP’s investment portfolio.
YTD, net earnings attributable to Credicorp increased 26.3%. Consequently, ROE for 1H25 stood at 20.9%. If we exclude the impact of extraordinary gains related to Banmedica’s transaction, ROE stands at 20.0%.

Contributions and ROE by subsidiary in 2Q25
(S/ millions)

(1)
In BCP Stand-alone, the figure is lower than the net profit since the contribution eliminates investment gains in other subsidiaries of Credicorp (Mibanco). ROE excludes the impact of 200 bps related to the relevant gain associated with the sovereign bond exchange.

(2)	In Mibanco, the figure is less than the net profit because Credicorp owns (directly and indirectly) 99.921% of Mibanco.
(3)	The contribution for Grupo Pacifico presented here is greater than the profit of Pacifico Seguros since 100% of Crediseguros is being included (including 48% under Grupo Crédito).

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

Universal Banking

BCP posted a noteworthy profitability this quarter, supported by a low level of the cost of risk and a resilient NIM, on the back of economic recovery and a decrease in the cost of funding, respectively. Core income remained solid, underpinned by a growing and diversified revenue base. Other Non-Core Income benefited from gains related to a sovereign bond exchange. Operating efficiency remained strong, with expenses well contained.

Insurance and Pensions

Net income at Grupo Pacífico reflect solid underlying business performance, particularly in the Life and General Insurance segments, which continue to deliver strong underwriting results. The consolidation of Empresas Banmédica’s operations has further strengthened Medical Services. These positive dynamics were partially offset by the impact of a credit downgrade on a couple of assets in the investment portfolio.

Microfinance

Profitability at Mibanco rose YoY, driven mainly by a rebound in disbursements; strengthened risk management; and effective interest-rate strategies. NIM remained strong, fueled by active management of loan pricing and a reduction in the funding cost.
Results at Mibanco Colombia continued to improve on the back of turnaround measures taken last year and a more supportive environment for the microfinance sector. Growth remained stable and the risk levels, controlled.

Investment Management and Advisory

Operating profitability in the Investment Management and Advisory line of business remained resilient in 2Q25. Core income- generating businesses delivered robust results this quarter, reflecting broad-based business strength that helped partially offset the absence of last year’s one-off income from our now-discontinued Corporate Finance Business. Our Asset Management and Wealth Management businesses reported significant growth in AUMs.

Outlook

We revised our 2025 ROE guidance to around 19.0%. We anticipate that this result will be driven by: (i) acceleration of our loan portfolio growth, particularly in the retail segment, (ii) the resilience of our NIM, and (iii) a lower than initially expected cost of risk.

We have also raised our long-term ROE target to 19.5%, driven by stronger retail loan growth dynamics, an improvement in risk-adjusted NIM and enhanced expectations for diversified sources of income.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

Financial Overview

Credicorp Ltd.		Quarter		% change		Up to		% change
S/ 000	2Q24	1Q25	2Q25	QoQ	YoY	Jun 24	Jun 25	Jun 25 / Jun 24
Net interest, similar income and expenses	3,468,464	3,572,012	3,615,371	1.2%	4.2%	6,894,587	7,187,383	4.2%
Provision for credit losses on loan portfolio, net of recoveries	(1,093,371)	(581,893)	(575,159)	-1.2%	-47.4%	(1,908,070)	(1,157,052)	-39.4%
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	2,375,093	2,990,119	3,040,212	1.7%	28.0%	4,986,517	6,030,331	20.9%
Other income	1,591,330	1,690,216	1,677,373	-0.8%	5.4%	2,983,889	3,367,589	12.9%
Insurance underwriting result	315,500	329,134	350,873	6.6%	11.2%	594,562	680,007	14.4%
Medical services result	-	42,689	123,319	188.9%	n.a.	-	166,008	n.a.
Total expenses	(2,395,205)	(2,532,874)	(2,630,310)	3.8%	9.8%	(4,607,687)	(5,163,184)	12.1%
Profit before income tax	1,886,718	2,519,284	2,561,467	1.7%	35.8%	3,957,281	5,080,751	28.4%
Income tax	(519,344)	(704,469)	(696,969)	-1.1%	34.2%	(1,047,810)	(1,401,438)	33.7%
Net profit	1,367,374	1,814,815	1,864,498	2.7%	36.4%	2,909,471	3,679,313	26.5%
Non-controlling interest	28,278	37,118	42,483	14.5%	50.2%	58,718	79,601	35.6%
Net profit attributable to Credicorp	1,339,096	1,777,697	1,822,015	2.5%	36.1%	2,850,753	3,599,712	26.3%
Dividends paid to third parties	2,791,652	-	3,181,440	n.a.	14.0%	2,791,652	3,181,440	14.0%
Net income / share (S/)	16.8	22.3	22.8	2.5%	36.1%	36	45	26.3%
Dividends per Share (S/)	-	-	40	n.a.	n.a.	35	40	14.0%
Loans	146,946,546	141,196,646	140,961,978	-0.2%	-4.1%	146,946,546	140,961,978	-4.1%
Deposits and obligations	151,971,984	157,619,082	154,723,334	-1.8%	1.8%	151,971,984	154,723,334	1.8%
Net equity	32,413,767	35,843,202	34,459,012	-3.9%	6.3%	32,413,767	34,459,012	6.3%
Profitability
Net interest margin(1)	6.3%	6.2%	6.4%	20 bps	9 bps	6.3%	6.3%	1 bps
Risk-adjusted Net interest margin	4.4%	5.2%	5.4%	20 bps	104 bps	4.6%	5.3%	72 bps
Funding cost(2)	2.9%	2.4%	2.4%	2 bps	-42 bps	0.03	2.4%	-50 bps
ROAE	16.2%	20.3%	20.7%	40 bps	450 bps	17.6%	20.9%	330 bps
ROAA	2.2%	2.8%	2.9%	10 bps	70 bps	2.3%	2.9%	51 bps
Loan portfolio quality
Internal overdue ratio(3)	4.2%	3.7%	3.6%	-11 bps	-66 bps	4.2%	3.6%	-66 bps
Internal overdue ratio over 90 days	3.2%	3.0%	3.0%	-4 pbs	-28 pbs	3.2%	3.0%	-28 pbs
NPL ratio(4)	6.0%	5.1%	5.0%	-14 bps	-102 bps	6.0%	5.0%	-102 bps
Cost of risk(5)	3.0%	1.6%	1.6%	1 bps	-141 bps	2.6%	1.6%	-100 bps
Coverage ratio of IOLs	134.0%	148.7%	151.8%	310 bps	1780 bps	134.0%	151.8%	1780 bps
Coverage ratio of NPLs	95.0%	107.4%	109.5%	210 bps	1450 bps	95.0%	109.5%	1450 bps
Operating efficiency
Operating income(6)	5,143,084	5,340,199	5,529,301	3.5%	7.5%	10,076,862	10,869,500	7.9%
Operating expenses(7)	2,270,785	2,442,089	2,441,547	0.0%	7.5%	4,383,595	4,883,636	11.4%
Efficiency ratio(8)	44.2%	45.7%	44.2%	-150 bps	0 bps	43.5%	44.9%	143 bps
Operating expenses / Total average assets	3.7%	3.8%	3.9%	9 bps	19 bps	3.6%	3.9%	27 bps
Capital adequacy - BCP Stand-alone
Global Capital Ratio(9)	16.2%	16.9%	17.3%	47 bps	109 bps	16.2%	17.3%	109 bps
Ratio Tier 1(10)	11.9%	11.3%	12.2%	91 bps	34 bps	11.9%	12.2%	34 bps
Ratio common equity tier 1(11) (13)	11.9%	11.3%	12.2%	91 bps	34 bps	11.9%	12.2%	34 bps
Capital adequacy - Mibanco
Global Capital Ratio(9)	18.9%	18.5%	19.6%	108 bps	66 bps	18.9%	19.6%	66 bps
Ratio Tier 1(10)	16.6%	15.5%	16.5%	100 bps	-15 bps	16.6%	16.5%	-14 bps
Ratio common equity tier 1(11) (13)	16.7%	15.9%	16.7%	84 bps	0 bps	16.7%	16.7%	0 bps
Employees(14)	38,641	46,621	46,423	-0.4%	20.1%	38,641	46,423	20.1%
Share Information
Issued Shares	94,382	94,382	94,382	0.0%	0.0%	94,382	94,382	0.0%
Treasury Shares(12)	14,949	15,016	15,016	0.0%	0.4%	14,949	15,016	0.4%
Outstanding Shares	79,433	79,366	79,366	0.0%	-0.1%	79,433	79,366	-0.1%

(1)	Net Interest Margin = Net Interest Income (Excluding Net Insurance Financial Expenses)/ Average Interest Earning Assets
(2)	Funding Cost = Interest Expense (Does not include Net Insurance Financial Expenses) / Average Funding
(3)	Internal Overdue Loans: include overdue loans and loans under legal collection, according to our internal policy for overdue loans. Internal Overdue Ratio: Internal overdue loans/ Total loans
(4)	Non-performing loans (NPL): Internal overdue loans + Refinanced loans. NPL ratio: NPL / Total loans.
(5)	Cost of risk = Annualized provision for loan losses, net of recoveries/ Total loans.
(6)
Operating Income = Net interest, similar income and expenses + Fee Income+ Net gain on foreign exchange transactions + Net Gain From associates + Net gain on derivatives held for trading + Result on exchange differences + Insurance Underwriting Result + Results for Medical Services

(7)	Operating Expenses = Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Association in participation + Acquisition cost.
(8)
Efficiency Ratio = (Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Association in participation) / (Net interest, similar income and expenses + Fee Income+ Net gain on foreign exchange transactions + Net Gain From associates + Net gain on derivatives held for trading + Result on exchange differences + Insurance Underwriting Result)

(9)	Regulatory Capital/ Risk-weighted assets (legal minimum = 10% since July 2011).
(10)
Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (the maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(11)
Common Equity TierI = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles, and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(12)	Consider shares held by Atlantic Security Holding Corporation (ASHC) and stock awards.
(13)	Common Equity Tier I calculated based on IFRS Accounting.
(14)	Internal management figures. Since 1Q25, it has included corporate health and medical services employees.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

Main Strategic Milestones at Credicorp

Strategy at Credicorp
Credicorp is redefining financial services in Latin America through a long-term strategy anchored in innovation, inclusion, and digital transformation. By embedding technology across core and emerging businesses, we are building a more resilient and diversified platform. Our focus goes beyond growth as we deepen client engagement and unlock new sources of value through data and ecosystem synergies.
In 2Q25, we continued executing this strategy by investing in technology to strengthen our core businesses while expanding our innovation portfolio, which currently represents 6.2% of Credicorp’s risk-adjusted income, signaling tangible progress in our efforts to decouple from macroeconomic cycles. Diversifying revenue sources is key to strengthening our adaptability and sustained performance.
In the framework of the 30° anniversary of its listing on the NYSE, Credicorp reaffirms its commitment to innovation as a driver of sustainable value creation. Credicorp invites investors and analysts to its 2025 Investor Day, which will be held on October 9, 2025.
Senior management and business leaders will outline the company’s strategic transformation of its finance operations to enhan ce lives and position its platform for leadership in an evolving region. The organization is developing a forward-looking financial services model rooted in innovation, inclusion, and data-driven client engagement, while expanding distribution and leveraging synergies within the ecosystem. Additionally, business leaders will discuss how AI, advanced risk management, and robust data capabilities— paired with disciplined execution—are equipping the business for sustainable growth and long-term resilience.
For more information, see: www.credicorpday.com

Main KPIs of Credicorp’s Strategy

Core Businesses Transformation (1)		Quarter		Up to
	2Q24	1Q25	2Q25	Jun 24	Jun 25
Credicorp
Innovation Portfolio Risk-Adjusted Revenue Share (2)	3.4%	5.4%	6.2%	3.3%	5.8%
BCP Stand-alone
Digital clients (3)	72%	78%	79%	70%	78%
Digital monetary transactions (4)	85%	89%	90%	84%	89%
Cashless transactions (5)	61%	66%	66%	58%	65%
Mibanco
Disbursements through leads (6)	68%	70%	65%	69%	68%
Disbursements through alternative channels (7)	23%	26%	23%	23%	25%
Relationship managers productivity (8)	21.9	28.2	25.9	23.8	25.6
Pacifico
Digital Policies (thousands) (9)	582.0	722.3	579.0	1111.5	1301.3

(1)	Management figures. Figures for June 2024, March 2025, and June 2025.
(2)	As a percentage of Credicorpʼs total Risk-Adjusted Revenue.
(3)	Retail clients that made 70%, or more, of their transactions through digital channels in the last 6 months (including Yape).
(4)	Monetary Transactions conducted through Mobile Banking, Internet Banking, Yape and Telecredito/Total Monetary Transactions in Retail Banking.
(5)	Amount transacted through Mobile Banking, Internet Banking, Yape y POS/Total amount transacted through Retail Banking.
(6)	Disbursements generated through leads/Total disbursements.
(7)	Disbursements conducted through alternative channels/Total disbursements. Figures differ from previously reported due to a methodological change.
(8)	Number of loans disbursed/Total relationship managers.
(9)	Number of insurance policies issued through digital channels.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

Credicorp’s Strategy Update
Yape
Main Management KPI’s

Management KPI's (1)		Quarter		Change %		Up to		Change %
	2Q24	1Q25	2Q25	QoQ	YoY	Jun 24	Jun 25	Jun 25 / Jun 24
Users
Users (millions)	15.9	18.0	18.6	3.5%	17.3%	15.9	18.6	17.3%
Monthly Active Users (MAU) (millions) (2)	12.3	14.3	14.9	4.2%	21.9%	12.3	14.9	21.9%
Revenue Generating MAU (millions)	9.5	12.0	12.6	4.9%	32.5%	9.5	12.6	32.5%
Engagement
# Transactions (millions)	1,400.6	2,025.4	2,384.9	17.8%	70.3%	2,528.3	4,410.3	74.4%
# Transactions / MAU	40.2	52.1	54.5	4.6%	35.6%	40.2	54.5	35.6%
# Average Functionalities / MAU	2.3	2.6	2.7	1.5%	14.2%	2.3	2.7	14.2%
Experience
NPS (3)	76	77	77	0.0%	60.0%	77	77	-40.0%
Unit Economics
Monthly Indicators (4)
Revenues / MAU (S/)	3.9	6.2	6.5	3.8%	64.3%	3.9	6.5	64.3%
Expenses / MAU (S/)	-3.9	-4.7	-4.4	-6.9%	11.5%	-3.9	-4.4	11.5%
Quarterly Indicators (5)
Revenues / MAU (S/)	3.8	5.5	6.4	15.4%	69.4%	3.5	6.0	69.2%
Expenses / MAU (S/)	-3.9	-4.2	-4.5	5.3%	15.1%	-3.8	-4.3	12.8%
Drivers Monetization
Total TPV (S/, billions) (6)	62.1	91.6	103.4	12.9%	66.3%	103.5	174.2	68.3%
Total Revenue Generating TPV (S/, billions) (7)	4.9	8.7	10.1	16.6%	107.6%	8.7	18.8	117.9%
Payments
# Bill Payments transactions (millions)	28.6	45.0	50.1	11.4%	75.0%	52.1	95.2	82.7%
Financials
# Loans Disbursements (thousands)	751.9	3,100.4	3,855.1	24.3%	412.7%	1,264.3	6,955.6	450.1%
E-Commerce
GMV (S/, millions) (8)	75.0	124.6	129.1	3.6%	72.1%	134.1	253.7	89.2%

(1)	Management Figures.
(2)	Yape users that have made at least one outgoing transaction in the measurement month.
(3)	Net Promoter Score.
(4)	Monthly indicators consider the results of the last month of the quarter for the numerator and denominator.
(5)
Quarterly indicators are calculated using the sum of the three months in the period for numerator accounts, and the average of the denominator—based on last month’s data from both the current and previous quarters."

(6)	Total Payment Volume.
(7)	Revenue Generating Total Payment Volume (TPV).
(8)	Gross Merchant Volume, includes the following functionalities: Yape Promos, Yape Store, Ticketing, Gaming, Delivery, Buses, Insurance, Gas, Brand Solutions and Insurance.

Main Financial Results

Financial Results (1)		Quarter		Change %		Up to		Change %
S/ millions	2Q24	1Q25	2Q25	QoQ	YoY	Jun 24	Jun 25	Jun 25 / Jun 24
Net Interest Income after Provisions (2)	56.2	93.0	123.9	33.2%	120.4%	106.9	216.9	103.0%
Other Income (3)	80.0	141.6	158.5	11.9%	98.2%	139.7	300.1	114.8%
Total Income	136.2	234.6	282.4	20.4%	107.4%	246.6	517.0	109.7%
Total Operating Expenses	-139.5	-179.1	-196.6	9.7%	40.9%	-268.4	-375.7	40.0%
(1)
Management figures. Beginning in 1Q25, reclassifications between Operating Expenses and Fee Income have been incorporated, along with new accounting allocations —primarily related to interest expenses associated with the Deposit Insurance Fund. Figures for prior periods have been restated for comparability and may differ from those previously reported.

(2)	Includes interest income, interest expense and net provisions.
(3)	Includes Other income recorded in BCP and in Yape Market

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

Credicorp’s Strategy Update

Main Operating Results

At the end of 2Q25, Yape reached the 14.9-million mark for active monthly users (MAU), equivalent to 75% of the EAP. The Super-App continues to add more than half a million users per quarter and is on track to achieving its aspiration of 16.5 million MAU by 2026. The average use per user also showed a favorable trend, with transactions per MAU increasing to 54.5, while the average use of functionalities within the app rose to 2.7. These indicators reflect growing adoption and deeper engagement with the platform, driven by the continued expansion of its business lines in Payments, Financial services, and E-commerce.

Evolution of MAU, # of Transactions and # of Functionalities

Monetization Drivers

Yape continues to strengthen its monetization strategy, with sustained growth in operational leverage per user. As of 2Q25, the gap between revenue (S/6.5) and expense (S/4.4) per MAU continues to widen steadily.

The Payments business remains the main driver of monetization. Performance was driven by an uptick in the transactions volume through Service Payments, where the average ticket sizes and income per transaction have increased. Commercial initiatives, such as seasonal and holiday-centered campaigns, have boosted organic growth. It is important to note that the pace of growth of the revenue-generating TPV (RGTPV) has outstripped the pace of expansion of the total TPV, reflecting greater sophistication and diversification of functionalities.
Evolution of monthly revenue and expenses / MAU

The pace of growth in the Financial business rose across business lines, driven by the balance increase of the loan portfolio. The number of disbursements continues to rise, which reflects an uptick in the effectiveness of leads. The portfolio composition remained stable, with single installment and multi-installment loans each representing 50% of the loans’s balance. In June, a new credit line targeting SMEs was launched, offering higher amounts and longer terms. Its impact is expected to materialize over the coming quarters. At the end of 2Q25, Yape reached the 3-million user mark for clients with at least one loan disbursement, as we move closer to our goal of 5 million for 2026. Almost 30% of Yape’s borrowers accessed their first formal financial system loan through the app, reaffirming its role as an agent of financial inclusion. Finally, growth in net interest income was bolstered by an uptick in the Floating generated by Yape, which rose on the back of growth in the entry volume.

In the E-Commerce business, the GMV totaled S/129.1 million. This performance was driven by Yape Proms, which maintains solid transactions levels and is registering improvement in the conversion of visits to sales.

Financial Results

At the end of 2Q25, Yape represents 5.5% of Credicorp’s risk- adjusted revenue, reflecting a growing share of MAUs actively contributing to revenue generation.

In the quarter, the Payments business accounted for 53% of Yape’s revenue. The Bill Payments, Merchant fees, and Top-Ups are most mature solutions and main contributors. The Financial business generated 44% of revenue, where Floating continues to be the main contributor. The Loan business, nevertheless, is gainingnoteworthy traction, and increased its share of total revenue from 4% in 2Q24 to 18% in 2Q25.
Evolution of revenue by business

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

Credicorp’s Strategy Update
Integrating Sustainability in Our Businesses
We continue to successfully roll out our Sustainability Strategy 2025–2030. This strategy focuses on three pillars within a plan for impact: Inclusion, Finance for the Future and Trust, which a transversal axis of Country Vision. The milestones achieved in 2Q25 include:

Inclusion
o
BCP and Yape financially included 100 thousand people in 2Q25, and cumulative growth stands at 6.1 million since 2020. More than 1.9 million clients disbursed loans through Yape and 190 thousand were financially included through this channel during the quarter.

o
BCP achieved a change in behavior among more than 159 thousand clients this quarter through financial education initiatives, focused on promoting healthy personal financial practices and preventing over-indebtedness, late payments, overdrawing credit cards, among others.

o	Yape rolled out an in-app version of its financial education material to give users access to its modules. By the end of 2Q25, clients had completed +122 thousand modules.
o
Pacifico reported that as of 2Q25, 2.9 million clients had received inclusive insurance protection[1] through channels at BCP, Mibanco and Yape. Pacifico provided insurance coverage to 391 thousand people by the end of the quarter, highlighting the launch of its new product Salud Yape.

Finances for the Future
o
Mibanco Peru signed a financing contract for up to US$100 million with IDB Invest and JICA to drive access to credit for micro, small and medium enterprises (MSMEs) in Peru, including those led by women.

o	The Crediagua product at Mibanco Peru, which provides financing for household drinking water and sewage connections, disbursed 190 million soles to serve more than 12 thousand people in 2Q25.
o	As of May 31, BCP disbursed USD 1,150 million in sustainable financing, including working capital loans for the agricultural sector.
o	BCP, in the framework of the program “Contigo Emprendedor,” served more than 122 thousand MSMEs clients through its Whatsapp accompaniment programs, promoting improvements in financial management.
o
Pacifico continued to drive training in risk prevention to strengthen resilience through its “ABC de Pacifico”, “Comunidad Segura” and “Protege365” programs, which have educated more than 74 thousand people thus far this year, including clients, non-clients and employees at companies.

o
We published and presented a study on emissions factors for economic activities in Peru, which we developed with Universidad del Pacifico. This pioneering tool in the region enables financial institutions to estimate their financed emissions, supporting more informed and responsible climate management of their portfolios.

Trust
o
For the second consecutive year, we worked alongside Peru Sostenible[2] and Valora Consultores to promote the CFO Program to strengthen sustainability leadership in finance areas. More than 38 leading companies actively participate in this initiative, which attests to our commitment to addressing the country’s development goals and promoting responsible and sustainability-based business management practices.

The table below summaries some of our main results:
Indicator	Company	Unit	2024	1Q24	1Q25
Inclusion
People included financially through BCP and Yape – cumulative since 2020[3]	BCP Peru and Yape	Million	5.7	4.2	6.1
Clients included in inclusive insurance services	Pacifico	Million	2.7	N.D.	2.9
Finance for the Future
Total loan balance for micro and small businesses	Mibanco Peru	S/ Million	11,356	11,303	11,894
Disbursements of sustainable financings - YTD	BCP Peru	$ Million	+1500	796	1,150 [4]

1	Simple and affordable optional insurance products with single or monthly payments of S/40 or less.
2	Perú Sostenible: A network of companies that promotes sustainable development in Peru.
3
Stock of financially included clients through BCP since 2020: (i) New clients with savings accounts or affiliated to Yape. (ii) New clients without debt in the financial system or BCP products in the last twelve months. (iii) Clients with 3 monthly average transactions in the last three months.

4	Up to May.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

01	Loan Portfolio

This quarter, total loans in quarter-end balances fell 0.2% QoQ. This contraction was driven by a non-cash accounting adjustment at the Credicorp level to incorporate a revaluation of BCP Bolivia’s asset balance. If we exclude the impact of this adjustment, loans rose 1.2% QoQ (+2.5% FX neutral). The main dynamics that drove this evolution were (i) an increase in the demand for short-term financing in Middle Market banking, (ii) growth in disbursements in Mortgage and (iii) a decline in write-offs at Mibanco.

YoY, total loans in quarter-end balances dropped 4.1% (-0.3% excluding the aforementioned accounting effect and +2.6% FX Neutral). This FX Neutral result was driven mainly by (i) growth in disbursements in Mortgage, (ii) an uptick in disbursements mainly through Yape in Consumer and (iii) an upswing in disbursements in the first half of the year at Mibanco.

1.1.	Loans
As of this quarter, our analysis will focus on quarter-end loan balances.
Nonetheless, detailed information on the evolution of average daily balances can be found in Appendix 12.1 of this report.
Evolution of Loans in Quarter-end Balances.

This quarter, quarter-end balances dropped 0.2% and 4.1%, QoQ and YoY, respectively. Both evolutions were impacted by a non- cash accounting adjustment following a revaluation of BCP Bolivia’s asset balance. The analysis of drivers that follows will exclude the impact of this adjustment.

If we exclude the impact of the asset revaluation at BCP Bolivia, quarter-end loan balances rose 1.2% QoQ (+2.5% FX Neutral). This evolution was primarily driven by growth in the loan balance at BCP Stand-alone and secondarily by an increase at Mibanco. At Mibanco, the uptick in the loan balance was driven mainly by a decrease in write-offs, which was attributable to improvements in loan origination after lending guidelines were tightened last year. Thanks to these policies, 70% of the loan portfolio is currently comprised of newer vintages of healthier loans. YoY, quarter-end loan balances contracted 0.3% (+2.6% FX Neutral), driven mainly by a decrease in the balance at BCP Bolivia and partially offset by growth in the balance at Mibanco, while the balance at BCP Stand- alone remained stable. At Mibanco, the loan balance rose due to an upswing in disbursements in the first half of the year, which was primarily concentrated in smaller-ticket, higher-yield loans.
Total Loans (In Quarter-end Balances)
Total Loans (S/ Millions)	Jun 24	As of Mar 25	Jun 25	Volume change QoQ YoY		% change QoQ YoY		% Part. in total Jun 24 Mar 25		loans Jun 25
BCP Stand-alone	121,056	119,379	120,999	1,620	-57	1.4%	0.0%	82.4%	84.5%	85.8%
Mibanco	12,706	12,525	12,785	260	80	2.1%	0.6%	8.6%	8.9%	9.1%
Mibanco Colombia	1,757	1,904	1,976	72	219	3.8%	12.5%	1.2%	1.3%	1.4%
Bolivia	10,229	6,294	4,189	-2,105	-6,040	-33.4%	-59.0%	7.0%	4.5%	3.0%
ASB Bank Corp.	1,953	1,777	1,559	-218	-394	-12.3%	-20.2%	1.3%	1.3%	1.1%
Others (1)	-754	-682	-546	135	207	-19.9%	-27.5%	-0.5%	-0.5%	-0.4%
Total Loans BAP	146,947	141,197	140,962	-235	-5,985	-0.2%	-4.1%	100.0%	100.0%	100.0%
For consolidation purposes, loans generated in Foreign Currency (FC) are converted into Local Currency (LC).
(1) Includes eliminations for intercompany transactions.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

01. Loan Portfolio

Next, we will analyze the dynamics by segment at BCP Stand-alone:
Total Loans by BCP Segment (in Quarter-end Balances)

Total Loans (S/ Millions)	As of			Volume change		% change		% Part. in total		loans

	Jun 24	Mar 25	Jun 25	QoQ	YoY	QoQ	YoY	Jun 24	Mar 25	Jun 25
BCP Stand-alone	121,056	119,379	120,999	1,620	-57	1.4%	0.0%	82.4%	84.5%	85.8%
Wholesale Banking	54,320	52,602	53,025	423	-1,294	0.8%	-2.4%	37.0%	37.3%	37.6%
Corporate	32,010	31,369	30,496	-873	-1,514	-2.8%	-4.7%	21.8%	22.2%	21.6%
Middle - Market	22,310	21,234	22,529	1,296	220	6.1%	1.0%	15.2%	15.0%	16.0%
Retail Banking	64,827	64,875	66,176	1,301	1,349	2.0%	2.1%	44.1%	45.9%	46.9%
SME - Business	7,936	7,711	7,692	-20	-245	-0.3%	-3.1%	5.4%	5.5%	5.5%
SME - Pyme	16,369	15,922	16,091	169	-278	1.1%	-1.7%	11.1%	11.3%	11.4%
Mortgage	21,554	22,115	22,824	710	1,270	3.2%	5.9%	14.7%	15.7%	16.2%
Consumer	12,900	13,173	13,446	273	545	2.1%	4.2%	8.8%	9.3%	9.5%
Credit Card	6,068	5,955	6,124	169	57	2.8%	0.9%	4.1%	4.2%	4.3%
Others (1)	1,909	1,901	1,797	-103	-112	-5.4%	-5.8%	1.3%	1.3%	1.3%
Total Loans BAP	146,947	141,197	140,962	-235	-5,985	-0.2%	-4.1%	100.0%	100.0%	100.0%

For consolidation purposes, loans generated in Foreign Currency (FC) are converted into Local Currency (LC).
(1) Includes other assets and accruals.

QoQ, total loans in quarter-end balances at BCP Stand-alone rose 1.4% (+2.5% FX Neutral). This growth was driven primarily by Retail Banking and secondarily by Wholesale Banking. In Retail, growth was driven primarily by:

~~•~~	Mortgage, where loan demand was boosted by improvements in the economic environment and lower interest rates.
~~•~~	Consumer, due to an upswing in disbursements, mainly through BCP and Yape.
In Wholesale Banking, growth was driven by:

~~•~~	Middle Market Banking, which registered an uptick in demand for working capital loans after the first fishing campaign began in April.
The aforementioned was partially offset by a drop in loans through:

~~•~~	Corporate Banking, due to growth in amortizations of short-term loans.

YoY, total loans in quarter-end balances at BCP Stand-alone remained stable, given that growth in loans through Retail Banking was offset by a drop in Wholesale Banking Loans.
Nonetheless, in the FX neutral analysis, total loans increased 2.6% YoY, on the back of expansion in both segments.
In Retail Banking, a 3.0% growth was primarily driven by:

~~•~~	Mortgage, due to the same dynamics in play QoQ.
~~•~~	Consumer, spurredmainly by growth in disbursements through Yape.
In Wholesale Banking, a 2.2% growth in the loan balance was primarily driven by:

~~•~~	Middle Market Banking (+5.8%), due to an uptick in demand for short-term financing.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

01. Loan Portfolio

Evolution of the Dollarization Level of Total Loans (In Quarter-end Balances) (1)(2)
Total Loans (S/ Millions)	Local Currency (LC) - S/ millions			% change		Foreign Currency (FC) - S/ millions			% change		% part. by currency
	Total					Total					Jun 25
	Jun 24	Mar 25	Jun 25	QoQ	YoY	Jun 24	Mar 25	Jun 25	QoQ	YoY	MN	ME
BCP Stand-alone	80,749	79,702	81,217	1.9%	0.6%	40,307	39,677	39,782	0.3%	-1.3%	67.1%	32.9%
Wholesale Banking	23,538	22,209	22,475	1.2%	-4.5%	30,781	30,407	30,551	0.5%	-0.7%	42.4%	57.6%
Corporate	14,475	13,049	13,194	1.1%	-8.8%	17,535	18,334	17,302	-5.6%	-1.3%	43.3%	56.7%
Middle - Market	9,064	9,160	9,281	1.3%	2.4%	13,246	12,073	13,249	9.7%	0.0%	41.2%	58.8%
Retail Banking	56,733	56,911	58,176	2.2%	2.5%	8,115	7,911	7,953	0.5%	-2.0%	87.9%	12.1%
SME - Business	4,683	4,525	4,471	-1.2%	-4.5%	3,205	3,074	3,122	1.6%	-2.6%	58.1%	41.9%
SME - Pyme	16,225	15,791	15,949	1.0%	-1.7%	144	131	142	8.3%	-1.6%	99.1%	0.9%
Mortgage	19,574	20,325	21,130	4.0%	7.9%	1,981	1,789	1,694	-5.3%	-14.5%	92.6%	7.4%
Consumer	11,209	11,329	11,517	1.7%	2.8%	1,760	1,902	1,979	4.1%	12.5%	85.7%	14.3%
Credit Card	5,043	4,941	5,109	3.4%	1.3%	1,025	1,014	1,015	0.1%	-0.9%	83.4%	16.6%
Others (1)	478	582	567	-2.7%	18.6%	1,411	1,359	1,278	-5.9%	-9.4%	31.5%	68.5%
Mibanco	12,691	12,515	12,776	2.1%	0.7%	14	10	9	-11.3%	-35.0%	99.9%	0.1%
Mibanco Colombia	-	-	-	-	-	1,757	1,904	1,976	3.8%	12.5%	-	100%
Bolivia	-	-	-	-	-	10,229	6,294	4,189	-33.4%	-59.0%	-	100%
ASB Bank Corp.	-	-	-	-	-	1,953	1,777	1,559	-12.3%	-20.2%	-	100%
Others (2)	-756	-573	-883	54.2%	16.8%	2	-109	336	-408.1%	n.a.	-	-
Total Loans BAP	92,685	91,644	93,110	1.6%	0.5%	54,261	49,553	47,852	-3.4%	-11.8%	66.1%	33.9%
For consolidation purposes. Loans generated in Foreign Currency (FC) are converted into Local Currency (LC).
(1)	Includes other assets and accruals.
(2)	Includes eliminations for intercompany transactions
At the end of June 2025, the dollarization level of total loans dropped 115 bps QoQ (35.1% in Mar 25). This evolution was driven mainly by a reduction in FC loan volumes via BCP Bolivia and Corporate Banking in particular.

YoY, the dollarization level of total loans fell 298 bps. This evolution was spurred primarily by a decrease in total loans in FC (-11.8%), led by BCP Bolivia and Mortgage, and partially offset by growth in total loans in LC (+0.5%), mainly through Mortgage and Consumer.

Evolution of Loans in Average Daily Balances
Total loans in average daily balances (ADB) rose 0.8% QoQ and 1.5% YoY. It is important to note that the figures for ADB loans are taken from internal management figures and exclude the impact of the revaluation of BCP Bolivia’s asset balance.

For more details on the evolution of ADB balances, refer to Appendix 12.1.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

02	Deposits

This quarter, total Deposits fell 1.8% QoQ. This contraction was driven by a non-cash accounting adjustment to reflect a revaluation of BCP Bolivia’s balance sheet. If we exclude the impact of this adjustment total deposits fell slightly QoQ (+ 1% FX neutral), driven primarily by a 7.7% drop in the balance for Demand Deposits due a seasonal effect related to income tax payments. This decline was partially offset by an 8.4% increase in the balance for Time Deposits, which was spurred by an uptick in onboarding of wholesale clients. YoY, deposits rose 6.2% (+10.2% FX neutral), driven by Savings, which rose on the back of growth in transactional offerings that stimulate deposit captures in a high-liquidity environment, and by Time Deposits, which increased via the same dynamics seen QoQ.
At the end of 2Q25, 69.2% of total deposits were low-cost (Demand + Savings). Credicorp continues to lead the low-cost deposit market with a 40.3% share at the end of June.

Deposits	As of			% change		Currency
S/000	Jun 24	Mar 25	Jun 25	QoQ	YoY	LC	FC
Demand deposits	50,657,031	53,992,480	49,237,039	-8.8%	-2.8%	47.2%	52.8%
Saving deposits	53,015,745	59,969,559	59,086,275	-1.5%	11.5%	61.3%	38.7%
Time deposits	43,504,883	39,779,546	42,361,180	6.5%	-2.6%	53.3%	46.7%
Severance indemnity deposits	3,358,408	2,921,196	3,268,583	11.9%	-2.7%	77.0%	23.0%
Interest payable	1,435,917	956,301	770,257	-19.5%	-46.4%	36.2%	63.8%
Low-cost deposits (1)	103,672,776	113,962,039	108,323,314	-4.9%	4.5%	54.9%	45.1%
Total Deposits	151,971,984	157,619,082	154,723,334	-1.8%	1.8%	54.8%	45.2%
(1)  Includes Demand Deposits and Saving Deposits

As was the case in the first quarter, our 2Q25 figures reflect the impact of the aforementioned non-cash accounting adjustment. In March and June, Credicorp revalued BCP Bolivia’s Balance Sheet with exchange rates that better reflect the market exchange rate in that country. This led the book value of Credicorp’s total assets to decline 2.0% in March and 2.8% June.

To analyze the evolution of Deposits, we will isolate the impact of this accounting adjustment to focus on operating trends.

Total Deposits dropped 1.8% QoQ but rose 1.8% YoY. If we exclude the aformentioned accounting adjustment, the Deposit balance evolved as follows:
At the end of 2Q25, the balance for total Low-cost Deposits represents 69.2% of the balance for Total Deposits (+101 bps YoY). This solid funding base reflects the strength of our deposit model, which continues to lead the market in this type of funding, with a market share of 40.3% as of the end of June. This leadership position represents a key competitive advantage in an environment characterized by declining interest rates, as it allows us to maintain an efficient and resilient funding structure.
QoQ, our Total Deposit balance fell slightly by 0.5% (+1.0% neutral FX) due primarily to:
~~•~~
A 7.7% reduction (-6.0% FX neutral) in the Demand Deposit balance; this evolution was mainly driven by a drop in wholesale deposit volumes in LC, which reflects a seasonal impact associated with income tax payments, and secondarily, by a base effect given a temporary large deposit related to a Wholesale client by last-quarter-end.

The aforementioned was offset by:
~~•~~	A 8.4% growth in (+10.2% FX neutral) in the balance for Time Deposits, which rose on the back of strategic growth in deposit captures from wholesale clients at BCP Stand-alone.

YoY, our balance of Total Deposits rose 6.2% (+10.2% FX neutral) due mainly to:

~~•~~
A 14.1% increase (+17.7% FX neutral) in the balance for Savings Accounts, which was fueled mainly by BCP Stand-alone via Individuals. Growth was driven primarily by an uptick in LC deposits, which have been positively impacted by a differentiated transactional offering that allows us to capture deposits in a high-liquidity environment, and secondarily by growth in the FC deposit balance, which was impacted by a drop in the exchange rate, which led clients to dollarize their funds.

~~•~~
Growth of 3.8% (+7.9% FX neutral) in the balance for Time Deposits, which was fueled by an increase in volume at BCP Stand-alone. This growth was primarily spurred by Wholesale Banking via the same dynamics seen QoQ.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

02. Deposits

~~•~~
An increase of 1.2% (+5.5% neutral exchange rate) in the balance for Demand Deposits, which was mainly driven by an uptick in the FC balance at BCP Stand-alone via wholesale deposits. This effect was partially offset by a decrease in the LC balance, which was driven by the same dynamics in play QoQ.

Dollarization Level of Deposits

Deposits by Currency
(measured at quarter-end balances)
At the end of June 2025, the dollarization level of Total Deposits rose 65 bps QoQ to stand at 45.2%, which is below the average for the last three years (48.7%). This result was driven by a drop in Demand Deposits, which was driven by income tax payments and an increase in Time Deposits in FC following efforts to bolster captures that optimize the funding structure.

YoY, the dollarization level dropped 288 bps. This evolution was spurred mainly by growth in LC balances for Low-cost Deposits, which reflected an uptick in deposit captures, and was partially offset by an uptick in Time Desposits in FC, driven by the same dynamics seen QoQ.
Deposits by Currency and Type (measured at quarter-end balance)

Loan / Deposit Ratio (L/D ratio)

In this context, the L/D ratio at Credicorp stood at 91.1%.
QoQ, the L/D ratio increased 79 bps at BCP Stand-alone, driven by growth in the loan balance via wholesale loans and partially offset by a slight increase in time deposits. At Mibanco, the ratio rose 743 bps, fueled mainly by an uptick in loans following improvements to models; efforts to broaden offerings to new clients; and a decrease in time deposits.

YoY, the L/D ratio dropped 624 bps and 266 bps at BCP and Mibanco respectively. At BCP, the decline was attributable to growth in Low- Cost Deposits in a context of higher liquidity and to a decrease in the loan balance. At Mibanco, the decrease was driven by growth in Savings Deposits, which was offset by loan growth.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

02. Deposits

L/D Ratio Local Currency

L/D Ratio Foreign Currency

Market Share (MS) of Deposits in the Peruvian Financial System

Share of the Deposit Market in the Peruvian Financial System

At the end of June 2025, the MS of Total Deposits held by BCP Stand-alone and Mibanco in Peru stood at 32.1% and 2.6% (51 bps and -4 bps vs June 2024, respectively). BCP continued to lead the market for total deposits.
BCP Stand-alone reported YoY growth in Low-Cost Deposits (+6.5%); this figure fell below the figure registered for the financial system (+9.2%). BCP continues to lead the market for Low-cost Deposits with an MS of 39.6% at the end of June 2025 (-101 pbs vs June 2024). Time Deposits grew across the financial system (-0.4% vs June 2024) and at BCP, which registered growth of 10.0% versus 2024. In this context, BCP’s MS rose (184 bps vs June 2024) to stand at 19.4% at the end of June 2025.

Credicorp’s share (BCP + Mibanco) of the market for Low-cost Deposits dropped 82 bps versus June 2024 and stood at 40.3% at the end of June 2025. Credicorp’s market share of Time Deposits rose 170bps at the end of June 2024 to stand at 25.1% at the end of June 2025.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

03	Interest-earning Assets (IEA) and Funding

Excluding the impact on Credicorp’s balance sheet resulting from an accounting adjustment at BCP Bolivia, intended to reflect the currency devaluation, the evolution of IEA and Funding presented the following dynamics:
QoQ, IEA dropped 1.1% following a contraction in the investment balance, which was driven mainly by a reduction in the portfolio of BCRP certificates of deposits. Cash and due from banks also declined, following payment of an expired bond at BCP. Funding, in turn, dropped 0.8%, primarily on the back of a reduction in the balance for Bonds and, secondarily, due to a drop in BCRP instruments after less liquidity was taken via this mechanism.

YoY, IEA grew 4.1%, fueled by growth in the balance of Cash and due from banks, which peaked in 4Q24 due to high liquidity last year. Finally, funding increased 3.2%, fueled by growth in Deposits, which was led by low-cost deposits. Growth in the latter was spurred by economic recovery and a consequent increase in transactional activity.

As was the case in the first quarter, our 2Q25 figures reflect the impact of a non-cash accounting adjustment. In March and June, Credicorp revalued BCP Bolivia’s Balance Sheet with exchange rates that better reflect the market exchange rate in that country. This led the book value of Credicorp’s total assets to decline 2.8% in June.

The analysis of the evolution of IEA and Funding will focus on the operating dynamics, excluding the impact of the accounting adjustment.

3.1.	IEA

Interest earning assets		As of		% change
S/000	Jun 24	Mar 25	Jun 25	QoQ	YoY
Cash and due from banks	27,157,901	37,521,839	34,206,000	-8.8%	26.0%
Total investments	52,426,146	55,604,610	51,603,447	-7.2%	-1.6%
Cash collateral, reverse repurchase agreements and securities borrowing	1,777,491	1,835,893	4,593,501	150.2%	158.4%
Loans	146,946,546	141,196,646	140,961,978	-0.2%	-4.1%
Total interest earning assets	228,308,084	236,158,988	231,364,926	-2.0%	1.3%

IEA dropped 2.0% QoQ and rose 1.3% YoY. If we exclude the effect of the accounting adjustment for BCP Bolivia, IEA followed the following dynamics:
QoQ, IEA dropped 1.1%. This evolution was driven primarily by a reduction in the Investment balance, which was impacted by the expiration and non-renewal of BCRP certificates of deposits (BCRP CD), and secondarily by a decrease in Cash and due from banks after funds from this account were used to pay the expiration of a subordinated bond at BCP. These dynamics were partially offset by an increase in Cash collateral, reverse repurchase agreements and securities borrowing, which rose on the back of an investment strategy at Credicorp Capital Colombia.
YoY, IEA increased 4.1%, fueled mainly by a higher balance of Cash and due from banks due to: i) growth in transactional activity and
ii) high levels of market liquidity partially due to the positive shock of withdrawals from AFP funds in 2024. To a lesser extent, Cash collateral, reverse repurchase agreements and securities borrowing contributed to IEA growth due to the same strategy described in the QoQ analysis. Loans, in turn, negatively impacted IEA growth due to the contraction in BCP Bolivia’s balances (excluding the exchange rate adjustment).

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

03. Interest-earning Assets (IEA) and Funding

3.2.	Funding

Funding		As of		% change
S/ 000	Jun 24	Mar 25	Jun 25	QoQ	YoY
Deposits and obligations	151,971,984	157,619,082	154,723,334	-1.8%	1.8%
Due to banks and correspondents	12,620,346	10,899,579	11,152,813	2.3%	-11.6%
BCRP instruments	5,542,892	7,064,476	5,096,459	-27.9%	-8.1%
Repurchase agreements with clients and third parties	2,146,797	3,094,138	6,168,934	99.4%	187.4%
Bonds and notes issued	17,953,508	14,391,733	12,112,403	-15.8%	-32.5%
Total funding	190,235,527	193,069,008	189,253,943	-2.0%	-0.5%

Funding dropped by 2.0% QoQ and 0.5% YoY. If we exclude the impact of BCP Bolivia’s accounting adjustment, funding presented the following dynamics:

QoQ, funding dropped 0.8%. This evolution was attributable to a reduction in the balance for Bonds and notes issued, which was impacted by the expiration of a BCP subordinated bond for US$ 850 million. The bond payment was settled on July 1, but an accounting adjustment was registered on June 30. An additional factor that led funding to drop, albeit to a lesser extent, was the reduction in the balance of BCRP instruments, which reflected the reconfiguration of the funding mix to favor other, more efficient sources of funding. The decrease in funding this quarter was partially offset by an increase in Repurchase agreements with clients and third parties to finance an investment strategy at Credicorp Capital Colombia (mentioned in the IEA section).

YoY, funding rose 3.2%, driven primarily by an uptick in Deposits and obligations. It is important to note that growth was concentrated in low-cost deposits, which rose in a context marked by economic recovery and growth in the transactions volume. These dynamics were partially offset by expirations of BCP bonds in the first half of the year and, to a lesser extent, by a drop in the balance for Due to banks and correspondents, which was impacted by the expiration of a club deal in 4Q24.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

04	Net Interest income (NII)

 In 2Q25, Net Interest Income (NII) rose 1.2% QoQ mainly due to a drop in interest on deposits, amid a downward trend in market interest rates.

YoY, NII ticked up 4.2%, driven mainly by a reduction in Interest and similar expenses. This decrease was fueled by a drop in expenses for deposits, which were impacted primarily by declining interest rates and secondarily by an uptick in low-cost deposits’ share of the funding structure.
NIM rose 20 bps QoQ to stand at 6.42%, driven mainly by a shift in the IEA mix toward higher-yielding assets. It is important to note that risk-adjusted NIM continued to trend upward and hit a new high[1] of 5.44%.

Net interest income		Quarter		% change		Up to		% Change
S/000	2Q24	1Q25	2Q25	QoQ	YoY	Jun 24	Jun 25	Jun 25 / Jun 24
Interest and Similar Income	4,935,238	4,894,790	4,922,292	0.6%	-0.3%	9,861,164	9,817,082	-0.4%
Interest and Similar Expenses	(1,466,774)	(1,322,778)	(1,306,921)	-1.2%	-10.9%	(2,966,577)	(2,629,699)	-11.4%
Interest Expense (excluding Net Insurance Financial Expenses)	(1,342,088)	(1,187,156)	(1,167,866)	-1.6%	-13.0%	(2,719,887)	(2,355,023)	-13.4%
Net Insurance Financial Expenses	(124,686)	(135,622)	(139,055)	2.5%	11.5%	(246,690)	(274,676)	11.3%
Net Interest, similar income and expenses	3,468,464	3,572,012	3,615,371	1.2%	4.2%	6,894,587	7,187,383	4.2%

Balances
Average Interest Earning Assets (IEA)	227,161,179	238,435,117	233,761,957	-2.0%	2.9%	226,444,444	236,038,086	4.2%
Average Funding	187,904,862	195,997,306	191,161,476	-2.5%	1.7%	187,491,207	194,089,774	3.5%

Yields
Yield on IEAs	8.69%	8.21%	8.42%	21 bps	-27 bps	8.71%	8.32%	-39 bps
Cost of Funds(1)	2.86%	2.42%	2.44%	2 bps	-42 bps	2.90%	2.43%	-47 bps
Net Interest Margin (NIM)(1)	6.33%	6.22%	6.42%	20 bps	9 bps	6.31%	6.32%	1 bps
Risk-Adjusted Net Interest Margin(1)	4.40%	5.24%	5.44%	20 bps	104 bps	4.62%	5.34%	72 bps
Peru's Reference Rate	5.75%	4.75%	4.50%	-25 bps	-125 bps	5.75%	4.50%	-125 bps
FED funds rate	5.50%	4.50%	4.50%	0 bps	-100 bps	5.50%	4.50%	-100 bps
(1) For further detail on the NIM and Cost of Funds calculation, please refer to Annex 12.8

QoQ, Net Interest Income (NII) ticked up 1.2%. This dynamic was primarily driven by a decline in interest on deposits, which reflected a lower market interest rate environment, as time deposits were renewed at lower rates.

YoY, NII rose 4.2% on the back of a reduction in Interest and similar expenses. This decline was fueled by lower expenses for deposits, due to lower market rates and growth in low-cost deposits’ share of the funding structure. Interest and similar income posted a decline, attributable to a drop in interest on loans, which was in turn triggered by a negative volume effect via a reduction in wholesale loan balances at BCP, attenuating NII growth.

YTD, NII grew 4.2%. This result was fueled by a reduction in Interest and similar expenses, which was triggered by a drop in expenses for deposits (through the same dynamics as those seen YoY). Interest and similar income reported a negative contribution to NII, which reflected a drop in interest on loans, driven by the same factors that drove the YoY result.

1	Since the implementation of IFRS 9 in 2018.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

04. Net Interest income (NII)

Net Interest Margin

NIM rose 20 bps QoQ to stand at 6.42%. This evolution was driven by a 21 bps increase in the yield on IEAs, after a reduction in the average balance of Investments, and Cash and equivalents led to a higher-yielding IEA mix. The cost of funding increased slightly on the back of growth in the balance of time deposits. Risk-adjusted NIM continued to trend upward, increasing 20 bps QoQ to reach a new high of 5.44%. It is important to note that risk-adjusted NIM increased 104 bps YoY, which reflects the positive impact of our strategy to increase retail loans’ share of total loans while adequately managing risk

Dynamics of the Net Interest Margin by Currency

Interest Income / IEA		2Q24			1Q25			2Q25			Jun 24			Jun 25
S/ millions	Average			Average			Average			Average			Average
	Balance	Income	Yields	Balance	Income	Yields	Balance	Income	Yields	Balance	Income	Yields	Balance	Income	Yields
Total (LC + FC)
Cash and equivalents	29,146	320	4.4%	38,821	345	3.6%	35,864	342	3.8%	26,568	654	4.9%	37,162	687	3.7%
Other IEA	1,652	26	6.3%	1,434	19	5.3%	3,215	69	8.6%	1,594	54	6.8%	2,813	89	6.3%
Investments	52,491	668	5.1%	54,716	683	5.0%	53,604	670	5.0%	52,320	1,362	5.2%	52,715	1,353	5.1%
Loans	143,873	3,922	10.9%	143,465	3,848	10.7%	141,079	3,841	10.9%	145,961	7,790	10.7%	143,348	7,688	10.7%
Total IEA	227,162	4,936	8.7%	238,436	4,895	8.2%	233,762	4,922	8.4%	226,443	9,860	8.7%	236,038	9,817	8.3%
IEA (LC)	57.4%	69.4%	10.5%	55.6%	70.5%	10.4%	56.5%	71.1%	10.6%	57.2%	69.6%	10.6%	55.6%	70.8%	10.6%
IEA (FC)	42.6%	30.6%	6.2%	44.4%	29.5%	5.5%	43.5%	28.9%	5.6%	42.8%	30.4%	6.2%	44.4%	29.2%	5.5%

Interest Income / Funding		2Q24			1Q25			2Q25			Jun 24			Jun 25
S/ millions	Average			Average			Average			Average			Average
	Balance	Expense	Yields	Balance	Expense	Yields	Balance	Expense	Yields	Balance	Expense	Yields	Balance	Expense	Yields
Total (LC + FC)
Deposits	149,914	738	2.0%	159,731	620	1.6%	156,171	541	1.4%	149,839	1,518	2.0%	158,283	1,160	1.5%
BCRP + Due to Banks	17,851	268	6.0%	17,683	266	6.0%	17,107	265	6.2%	18,952	532	5.6%	16,825	532	6.3%
Bonds and Notes	17,747	200	4.5%	15,830	168	4.2%	13,252	193	5.8%	16,274	398	4.9%	14,690	362	4.9%
Others	2,392	261	43.6%	2,754	269	39.1%	4,632	307	26.5%	2,427	519	42.8%	4,291	576	26.8%
Total Funding	187,904	1,467	3.1%	195,998	1,323	2.7%	191,162	1,306	2.7%	187,492	2,967	3.2%	194,089	2,630	2.7%
Funding (LC)	49.5%	51.7%	3.3%	51.7%	53.4%	2.8%	52.4%	51.9%	2.7%	49.7%	51.8%	3.3%	51.1%	52.7%	2.8%
Funding (FC)	50.5%	48.3%	3.0%	48.3%	46.6%	2.6%	47.6%	48.1%	2.8%	50.3%	48.2%	3.0%	48.9%	47.3%	2.6%

NIM(1)	227,162	3,469	6.1%	238,436	3,572	6.0%	233,762	3,616	6.2%	226,443	6,893	6.1%	236,038	7,187	6.1%
NIM (LC)	57.4%	76.9%	8.2%	55.6%	76.8%	8.3%	56.5%	78.0%	8.5%	57.2%	77.3%	8.2%	55.6%	77.4%	8.5%
NIM (FC)	42.6%	23.1%	3.3%	44.4%	23.2%	3.1%	43.5%	22.0%	3.1%	42.8%	22.7%	3.2%	44.4%	22.6%	3.1%
(1)	Unlike the NIM figure calculated according to the formula in Appendix 12.8, the NIM presented in this table includes “Financial Expense associated with the insurance and reinsurance activity, net”.

QoQ Analysis

QoQ, Net Interest Income (NII) increased 1.2%, registering growth in NII in LC and a drop in NII in FC. IEA in LC represented 56.5% of total IEAs at the end of the quarter and accounted for 71.1% of Interest Income generated in 2Q25.
Local Currency Dynamics (LC)

NII in LC increased 2.7%, fueled by growth in interest income. This evolution reflected higher interest income on Loans, which was driven by an uptick in retail loans’ share of total loans. This dynamic was partially offset by a reduction in income on Investments, which mainly reflected a drop in investment dividends. Interest expenses, which fell after a drop in market rates pressured expenses for Deposits downward, were a secondary contributor to growth in NII in LC.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

04. Net Interest income (NII)
Foreign Currency Dynamics (FC)
NII in FC dropped 3.6% QoQ, driven mainly by a reduction in interest income and growth in interest expenses. The reduction in interest income was attributable to a contraction in interest on Loans, which was fueled primarily by a decrease in balances due to a drop in the exchange rate (depreciation of the US Dollar) and secondarily by lower market rates. Interest expenses rose due to an uptick in interest on Bonds and notes. This increase was partially offset by a drop in interest expenses on Deposits, driven by declining market rates.
YoY analysis

YoY, NII rose 4.2% fueled by LC NII and while FC NII contracted.
Local Currency Dynamics (LC)

NII in LC rose 5.7% YoY, driven mainly by a drop in interest expenses, and to a lesser degree, by growth in interest income:
Interest expenses dropped, due to a reduction in interest on Deposits, which was attributable to a downward trend in market rates. A secondary driver in the reduction in expenses was the drop in interest on Bonds and Subordinated Notes, which fell due to a negative volume effect. In this context, the cost of funding in LC fell 56 bps to stand at 2.7%.

Growth in interest income was fueled by an uptick in interest on Loans, which was spurred by an increase in loan volumes at Mibanco and BCP’s retail segments, which yield higher rates relative to the total portfolio. In this context, the yield on IEA in LC rose 8 bps to 10.6%.

Foreign Currency Dynamics (FC)
NII in FC dropped 0.8% YoY due to the following dynamics:

Interest income decreased, fueled mainly by a drop in interest on Loans, which fell on the back of the exchange rate effect mentioned in the QoQ analysis. In this context, the yield on IEA in FC fell 64 bps to stand at 5.6%.
The decrease registered for interest expenses partially offset the drop in interest income. This reduction was mainly driven by lower interest on Deposits, impacted by a downward trend in market rates, and to a lesser extent by a drop in the funding volume with BCRP + due to banks. In this scenario, the cost of funding in FC decreased 22 bps to stand at 2.8%.

YTD Analysis

YTD, NII rose 4.2%, bolstered by growth in both LC and FC.
Local Currency Dynamics (LC)
NII in LC increased 4.4%. This evolution was driven primarily by a drop in interest expenses and secondarily by growth in interest income. As in the case of the YoY analysis, expenses fell over the period, fueled mainly by a decrease in expenses on Deposits and to a lesser extent, by a drop in expenses for Bonds and notes. Interest income, in turn, rose on the back of the same portfolio dynamics reported for interest on Loans from the YoY analysis.

Foreign Currency Dynamics (FC)

NII in FC increased 3.8% due to a drop in interest expenses; this result was partially offset by a reduction in interest income. Expenses in FC decreased through the same dynamics that drove the YoY evolutions of Deposits and BCRP + due to banks. Interest income in FC was negatively impacted by a drop in interest on Loans, which fell on the tails of the same market dynamics that drove the YoY evolution of NII.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

05	Portfolio Quality and Provisions

Portfolio quality ratios have reported substantial and continuous improvements over the last year, driven by strengthened risk management measures and supported by improvements in payment performance and in the Peruvian economy.

QoQ, the drop in NPLs at BCP Stand-alone was fueled primarily by debt payments in Wholesale. At Mibanco, the reduction in NPLs was driven by a decrease in overdue loans. In this context, the NPL ratio dropped 14 bps and 102 bps QoQ and YoY respectively to stand at 5.0% at quarter-end.

QoQ, provisions dropped, fueled by BCP Stand-Alone and mainly through (i) an improvement in payment performance in Wholesale Banking, and secondarily (ii) through risk model calibrations in Individuals. This evolution was partially offset by growth in provisions at Mibanco, which reported a shift in the portfolio mix. In this context, the cost of risk remained stable QoQ but fell 141 bps YoY to stand at 1.6% for 2Q25.

Portfolio quality metrics have registered substantial improvements over the last twelve months and continue to strengthen across segments, led by Retail Banking, where results have improved on the back of fortified risk management measures and supported by improvements in payment performance and in the Peruvian economy.

5.1	Portfolio Quality

Total Portfolio Quality (in quarter-end balances)

Loan Portfolio quality and Delinquency ratios		As of		% change
S/000	2Q24	1Q25	2Q25	QoQ	YoY
Total loans (Quarter-end balance)	146,946,546	141,196,646	140,961,978	-0.2%	-4.1%
Write-offs	994,556	716,585	581,373	-18.9%	-41.5%
Internal overdue loans (IOLs)	6,230,761	5,206,395	5,044,212	-3.1%	-19.0%
Internal overdue loans over 90-days	4,760,837	4,232,843	4,171,379	-1.5%	-12.4%
Refinanced loans	2,555,135	2,001,282	1,947,709	-2.7%	-23.8%
Non-performing loans (NPLs)	8,785,896	7,207,677	6,991,921	-3.0%	-20.4%
IOL ratio	4.2%	3.7%	3.6%	-11 bps	-66 bps
IOL over 90-days ratio	3.2%	3.0%	3.0%	-4 bps	-28 bps
NPL ratio	6.0%	5.1%	5.0%	-14 bps	-102 bps

QoQ, NPLs dropped 3.0%, led primarily by BCP Stand-alone and secondarily by Mibanco. Write-offs declined 18.9%, mainly on the back of an uptick in the share of new vintages with lower risk levels within the SME-Pyme portfolio at BCP Stand-Alone and at Mibanco.

QoQ, at BCP Stand-alone, the reduction in NPLs was mainly driven by Wholesale, which reflected debt payment by an overdue client in the commercial real estate sector. In Retail Banking, NPL volumes remained relatively stable both in Individuals and SMEs. At Mibanco, the decline in NPLs was fueled by a reduction in overdue loans, which fell on the back of efforts instituted last year to tighten origination guidelines and improve debt collections management. Thanks to these measures, 70% of the loan portfolio is currently comprised of new, healthier loans that were issued under these policies.

YoY, NPLs dropped 20.4%, led primarily by BCP Stand-alone and secondarily by Mibanco. The decline in write-offs (-41.5%) was driven by the same dynamics as those seen QoQ and by an improvement in the quality of loan origination in the Individuals segment. YoY, at BCP Stand-alone, the reduction in NPLs was fueled mainly by Wholesale and secondarily by Retail Banking. In Wholesale, the reduction in NPLs was driven primarily due to debt cancellation by a refinanced client in the commercial real estate sector; while in Retail Banking, it was fueled mainly by (i) SME-Pyme, due primarily to drop in overdue loans, which was mainly concentrated in medium-sized, lower-risk tickets (> S/ 150 thousand) and secondarily by an uptick in honoring of loan guarantees under Reactiva; and (ii) Consumer and Credit Cards, driven mainly by an uptick in debt cancellations amid a high-liquidity context following pension fund withdrawals in the last half of 2024 and secondarily by an improvement in the quality of loan origination and debt collections management. At Mibanco, the drop in NPLs was attributable to the same dynamics in play QoQ.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

05. Portfolio Quality and Provisions

NPL Ratio for Total Loans

The NPL ratio at Credicorp fell 14 bps QoQ to stand at 5.0%. This decline was driven mainly by the same dynamics that fueled the evolution of NPLs in the QoQ analysis and partially offset by a reduction in the loan portfolio.

If we analyze the QoQ evolution of the NPL ratio by Subsidiary, we see:

• BCP Stand-alone, where the NPL ratio dropped 17 bps. In the case of Wholesale and SME-Business, the reduction was fueled mainly by a decline in NPL volumes. In the case of SME-Pyme and Individuals, the decline was spurred mainly by loan growth.

•	Mibanco, where the NPL ratio fell 32 bps, driven mainly by a drop in NPL loan volumes and secondarily by loan growth.

NPL Ratio for Total Loans at BCP (1)

The NPL ratio at Credicorp fell 102 bps YoY to stand at 5.0%. This decline was fueled primarily by the same dynamics that drove the evolution of NPLs in the YoY analysis and was partially offset by a drop in loan portfolio.

If we analyze the YoY evolution of the NPL ratio by Subsidiary, we see:

• BCP Stand-alone, where the NPL ratio dropped 117 bps. In the case of all segments, except Mortgage, the decline was primarily attributable to a drop in NPL volumes. In the case of Mortgage, the ratio fell mainly due to loan growth and secondarily, due to a reduction in NPL volumes.

•	Mibanco, where the NPL ratio decreased 202 bps, driven mainly by a reduction in NPL volumes and secondarily by loan growth.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

05. Portfolio Quality and Provisions

5.2	Provisions and Cost of Risk of the Total Portfolio

Loan Portfolio Provisions	Quarter			% change		Up to		% change
S/000	2Q24	1Q25	2Q25	QoQ	YoY	Jun 24	Jun 25	Jun 25 / Jun 24
Gross provision for credit losses on loan portfolio	(1,193,548)	(695,733)	(683,965)	-1.7%	-42.7%	(2,103,737)	(1,379,698)	-34.4%
Recoveries of written-off loans	100,177	113,840	108,806	-4.4%	8.6%	195,667	222,646	13.8%
Provision for credit losses on loan portfolio, net of recoveries	(1,093,371)	(581,893)	(575,159)	-1.2%	-47.4%	(1,908,070)	(1,157,052)	-39.4%
Cost of risk (1)	3.0%	1.6%	1.6%	1 bps	-141 bps	2.6%	1.6%	-100 bps
(1) Provisions for credit losses on loan portfolio, net of annualized recoveries / Average Total Loans. It includes reversal of provisions for “El Niño” Phenomenon in 1Q24.

QoQ, provisions dropped 1.2% on the back of the evolution at BCP Stand-alone and partially offset by the result at Mibanco. At BCP Stand-alone, the reduction in provisions was attributable to Wholesale and Individuals segments. In Wholesale, provisions fell due to an improvement in payment performance. In Individuals, provisions dropped mainly on the back of a reduction in Credit Cards, which was mainly spurred by a base effect due to calibrations to our risk models and secondarily by an improvement in payment performance as lower-risk vintages continued to gain traction in the portfolio mix. This evolution was partially offset by an increase in provisions in SME-Pyme, which was driven by an uptick in short-term disbursements, primarily for small-ticket and higher-yield loans. At Mibanco, the increase in provisions was attributable to a shift in the mix toward small ticket, higher-yield loans. In this context, the CofR at Credicorp remained stable QoQ to stand at a low level of 1.6%, in line with results in recent quarters. This result was impacted by initiatives this year to shore up risk management and bolstered by favorable macro conditions in Peru.

Cost of Risk by Subsidiary (1)
YoY, provisions dropped 47.4%, driven by BCP Stand-alone and Mibanco, which reported improvements in payment performance in a context of economic recovery. At BCP Stand-alone, the decrease in provisions was fueled by the Individuals and SME-Pyme segments, which registered an increase in lower-risk vintages’ share of total loans. This evolution was partially offset by growth in provisions in Wholesale, which registered an increased in its balance due to a drop in repayments this quarter. At Mibanco, the reduction was fueled by an improvement in underlying risk as lower-risk vintages gained traction and currently represent 70% of the portfolio. In this context, the CofR at Credicorp dropped 141 bps YoY to stand at 1.6%.
On a Full-Year basis, provisions fell 39.4%, driven by BCP Stand-alone and Mibanco and on the tails of the same dynamics seen YoY. The cost of risk at Credicorp fell 100 bps to stand at 1.6%.

QoQ Cost of Risk Evolution	YoY Cost of Risk Evolution
(1) Others include BCP Bolivia, Mibanco Colombia, ASB and eliminations.	(1) Others include BCP Bolivia, Mibanco Colombia, ASB and eliminations.
YTD Cost of Risk Evolution*

(*) It includes reversal of provisions for “El Niño” Phenomenon in 1Q24.
(1) Others include BCP Bolivia, Mibanco Colombia, ASB and eliminations.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

05. Portfolio Quality and Provisions

NPL Coverage Ratio (in Quarter-end balances)
Loan Portfolio Quality and Delinquency Ratios	As of			% change
S/000	2Q24	1Q25	2Q25	QoQ	YoY
Total loans (Quarter-end balance)	146,946,546	141,196,646	140,961,978	-0.2%	-4.1%
Allowance for loan losses	8,350,024	7,742,792	7,658,595	-1.1%	-8.3%
Non-performing loans (NPLs)	8,785,896	7,207,677	6,991,921	-3.0%	-20.4%
Allowance for loan losses over Total loans	5.7%	5.5%	5.4%	-5 bps	-25 bps
Coverage ratio of NPLs	95.0%	107.4%	109.5%	211 bps	1449 bps

Allowance for loan losses (in S/ millions)

QoQ, Allowances for Loan Losses dropped 1.1%, driven mainly by BCP Bolivia and secondarily by Mortgage at BCP Stand-alone.

YoY, Allowances for Loan Losses dropped 8.3%, fueled mainly by SME-Pyme at BCP Stand-alone and secondarily by BCP Bolivia.

(1) Others include Mibanco Colombia, ASB and eliminations.

NPL Coverage Ratio

The total NPL Coverage ratio at Credicorp stood at 109.5% at the end of 2Q25. If we exclude NPL volumes from the Government Loans Program (GP), the ratio stands at 112.5%.

QoQ
The total NPL Coverage ratio at Credicorp increased 211 bps, fueled by the evolution at BCP Stand-alone and Mibanco.

Next, we will analyze this evolution by isolating the impact of NPLs from the Government Loans Program, which are backed by ample guarantees that are being honored satisfactorily.

The NPL Coverage ratio at BCP Stand-alone, excluding GP loans, rose 108 bps to stand at 112.3%. This evolution was driven primarily by a reduction in NPLs in Wholesale Banking. The NPL Coverage ratio at Mibanco, excluding GP loans, increased 923 bps to stand at 117.7%. This evolution was driven by a drop in NPLs, which was driven by the same dynamics seen QoQ.
YoY
The total NPL Coverage ratio at Credicorp increased 1,449 bps, driven mainly by BCP Stand-alone and Mibanco. Next, we will analyze this evolution by isolating the effect of NPLs in the GP portfolio.

The NPL Coverage ratio at BCP Stand-alone, excluding GP loans, rose 1,571 bps, fueled by a drop in NPL volumes, which was driven by the same dynamics in play YoY. The NPL Coverage ratio at Mibanco, excluding GP loans, rose 1,999 bps YoY, spurred by a decrease in NPLs, in line with the dynamics seen YoY.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

06	Other Income

QoQ, Other Income dropped 0.8%. Other Core Income increased 4.8%, reporting record highs that topped S/1.4 billion, mainly on the back of strong performance at BCP Stand-alone. Other Non-Core Income posted a relevant gain of S/106 million, related to the exchange of sovereign bonds at BCP Stand-alone.
YoY, Other Income rose 5.4%. Other Core Income expanded 8.1%, driven by growth in fee income from Yape and transactional products at BCP Stand-alone. Other Non-Core income contracted 6.4%, which was attributable to significant income at BCP Stand-alone and Pacifico in 2Q24.
YTD, Other Income rose 12.9%. Other Core Income increased 11.4%, driven primarily by twofold growth at Yape and high single- digit expansion in core transactional fees and FX gains at BCP Stand-alone. Other Non-Core Income increased 19.6% mainly due to the consolidation of Banmedica and the exchange of sovereign bonds.

6.	Other Income[1]
Other Income (1)	Quarter			% Change		Up to		% change
(S/ 000)	2Q24	1Q25	2Q25	QoQ	YoY	Jun 24	Jun 25	Jun 25 / Jun 24
Other Core Income	1,296,577	1,337,838	1,401,569	4.8%	8.1%	2,458,512	2,739,407	11.4%
Other Non-Core Income	294,753	352,378	275,804	-21.7%	-6.4%	525,377	628,182	19.6%
Total Other Income	1,591,330	1,690,216	1,677,373	-0.8%	5.4%	2,983,889	3,367,589	12.9%
(1) Beginning in 1Q25, accounting reclassifications have been incorporated affecting Fee Income, Net Gain on Foreign Exchange Transactions, and Net Gain on Derivatives Held for Trading. Prior periods have been restated for comparability and may differ from previously reported figures.

Other Income decreased by 0.8% QoQ, but increased by 5.4% YoY and 12.9% YTD.

6.1.	Other Core Income[1]
Other Core Income (1)	Quarter			% Change		Up to		% change
(S/ 000)	2Q24	1Q25	2Q25	QoQ	YoY	Jun 24	Jun 25	Jun 25 / Jun 24
Fee Income	947,228	994,024	1,024,553	3.1%	8.2%	1,803,793	2,018,577	11.9%
Net Gain on Foreign Exchange Transactions	349,349	343,814	377,016	9.7%	7.9%	654,719	720,830	10.1%
Total Other Core Income	1,296,577	1,337,838	1,401,569	4.8%	8.1%	2,458,512	2,739,407	11.4%
(1) Beginning in 1Q25, accounting reclassifications have been incorporated affecting Fee Income, Net Gain on Foreign Exchange Transactions, and Net Gain on Derivatives Held for Trading. Prior periods have been restated for comparability and may differ from previously reported figures.

Revenue diversification and our digital capabilities continue to be key drivers behind the growth of the main recurring components of Other Income. This performance was partially offset by weaker results at BCP Bolivia, where Net Gain on Foreign Exchange Transactions was impacted by the devaluation of the Bolivian peso. Excluding the latter, Other Core Income shows:

•
QoQ, Other Core Income reported solid results to hit a record-high of S/1.4 billion. Growth in Fee Income will be described in the subsequent section. The Net Gain on Foreign Exchange Transactions (+9.7%) reflected positive results mainly at BCP Stand-alone, reflecting higher client transactional volumes.

•
YoY, growth was driven mainly by an uptick in Fee Income, which will be discussed in the subsequent section on fee income at BCP Stand-alone. A secondary driver of growth was the Net Gain on Foreign Exchange Transactions (+7.9%) at BCP Stand- alone, which was fueled by an increase in transaction volumes across banking segments, on the back of pricing strategies and retail campaigns.

•
YTD, growth was fueled mainly by an uptick in Fee Income, to be discussed later. The 10.1% increase in the Net Gain on Foreign Exchange Transactions was fueled by BCP Stand-alone, which has been bolstered by our sustained bet on digital channels and an increase in our share of the FX business as we move to capture robust transactional opportunities from Retail and Wholesale clients. This performance is proof of BCP’s capacity to innovate the transactional experience and agilely adapt to new market dynamics, which has boosted greater financial inclusion among clients who previously relied on the informal market.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

06. Other Income
Fee Income by Subsidiary
Fee Income by Subsidiary	Quarter			% Change		Up to		% change
(S/ 000)	2Q24	1Q25	2Q25	QoQ	YoY	Jun 24	Jun 25	Jun 25 / Jun 24
BCP Stand-Alone (1)	742,354	831,427	853,720	2.7%	15.0%	1,446,982	1,685,147	16.5%
BCP Bolivia (2)	21,115	12,844	14,552	13.3%	-31.1%	35,983	27,396	-23.9%
Mibanco	21,773	28,339	27,633	-2.5%	26.9%	45,946	55,972	21.8%
Mibanco Colombia	11,042	9,126	12,395	35.8%	12.3%	22,292	21,521	-3.5%
Pacífico	(2,488)	(3,757)	(6,287)	67.3%	152.7%	(5,687)	(10,044)	76.6%
Prima	99,103	94,072	97,233	3.4%	-1.9%	193,631	191,305	-1.2%
ASB	15,485	13,826	12,841	-7.1%	-17.1%	32,547	26,667	-18.1%
Credicorp Capital	153,482	136,264	134,297	-1.4%	-12.5%	281,630	270,561	-3.9%
Eliminations and Other (3)	(114,638)	(128,117)	(121,831)	-4.9%	6.3%	(249,531)	(249,948)	0.2%
Total Net Fee Income	947,228	994,024	1,024,553	3.1%	8.2%	1,803,793	2,018,577	11.9%
(1) Beginning in 1Q25, accounting reclassifications related to credit card loyalty program expenses and Yape’s transactional fee expenses have been incorporated. These reclassifications affected Administrative and General Expenses as well as Fee Income. Prior periods have been restated for comparability and may differ from previously reported figures.
(2) Beginning in 1Q25, reclassifications related to FX operations at BCP Bolivia have been incorporated. These reclassifications affected Fee Income and Net Gain on Derivatives Held for Trading, which are now consolidated into Net Gain on Foreign Exchange Transactions. Prior periods have been restated for comparability and may differ from previously reported figures.
(3) Correspond mainly to the eliminations of bancassurance between Pacifico, BCP, and Mibanco.

QoQ, YoY and YTD, growth of 3.1%, 8.2% and 11.9% (respectively) was fueled mainly by an uptick in fee income at BCP Stand-alone, whose dynamics will be examined in the next section. In the YoY and YTD analysis, expansion was partially offset by a drop in results at Credicorp Capital. This decline was fueled by base effect, given that the Corporate Finance business in Colombia, whose operations have been discontinued, registered a large transaction in 2Q24. Fees were also impacted YoY and YTD, albeit to a lesser extent, by BCP Bolivia, which reported a drop in credit card transactions in USD.

Fee Income at BCP Stand-alone
Composition of Fee Income at BCP Stand-alone (*)
BCP Stand-alone Fees (*)	Quarter			% Change		Up to		% change
(S/ 000,000)	2Q24	1Q25	2Q25	QoQ	YoY	Jun 24	Jun 25	Jun 25 / Jun 24
Payments and transactional services (1)	263	283	287	1.3%	9.0%	535	570	6.5%
Yape (2)	70	121	132	9.1%	88.7%	124	252	103.9%
Liability and Transactional Accounts (3)	190	197	201	2.0%	5.6%	369	398	7.7%
Loan Disbursement (4)	101	98	104	6.7%	3.1%	191	202	5.9%
Off-balance sheet	55	56	53	-5.9%	-3.9%	112	109	-2.9%
Insurances	35	48	40	-17.8%	13.9%	68	88	28.3%
Wealth Management and Corporate Finance	18	15	20	32.5%	12.8%	27	35	28.5%
Others (5)	11	14	18	30.8%	59.5%	21	32	54.1%
Total	743	831	854	2.7%	15.0%	1,447	1,685	16.5%
(*) Management Figures.
(1) Corresponds to fees from credit and debit cards, payments and collections. Beginning in 1Q25, accounting reclassifications related to expenses associated with the credit card loyalty program have been incorporated. These reclassifications affected Administrative and General Expenses and Fee Income. Figures for prior periods have been restated for comparability and may differ from those previously reported.
(2) Not includes fees related to E-Commerce. Not includes FX and remittances. Beginning in 1Q25, accounting reclassifications associated with Yape’s transactional fee expenses have been incorporated.
These reclassifications affected Administrative and General Expenses and Fee Income. Figures for prior periods have been restated for comparability and may differ from those previously reported.
(3) Corresponds to fees from Account maintenance, interbank transfers, national transfers, and international transfers.
(4) Corresponds to fees from retail and wholesale loan disbursements.
(5) Use of third-party networks, other services to third parties, and Commissions in foreign branches.

QoQ, Fee Income at BCP Stand-alone rose 2.7%, driven by growth via:
•	Yape, mainly due to Bill Payments and Checkout.
•
Core Business, represented by accounting lines with more recurring and stable results, showed improved performance, mainly driven by Loan disbursements, in line with recovery in structural commercial loans. To a lesser extent, Payment and transactional services, as well as Liability and transactional accounts, contributed to growth through an uptick in transactional activity.

•	Wealth Management and Corporate Finance, due to extraordinary income in the month of April from structuring and advisory fees.
Expansion was partially offset by a drop in Insurance, which reflects a base effect given that in 1Q25, extraordinary income was reported for D&S insurance.

YoY, Fee Income rose 15.0%, fueled mainly by growth in:
•	Yape, which accounted for 56% of growth in fee income, boosted by Bill Payments and Merchant fees.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

06. Other Income
•
Core businesses, where commission growth was mainly driven by (i) Payment and transactional services, which accounted for 21% of the increase, rose on the back of higher billing in credit and debit cards, and (ii) Liability and transactional accounts, which contributed 10% of the growth, associated with higher volumes of interbank and international transfers, as well as an increase in current account openings.

YTD, Fee Income rose 16.5%, primarily due to:
•
Yape, which accounted for 54% of the increase in fee income. The most mature functionalities, such as Bill Payments, Merchant fees, and Top-Ups were the main contributors, while new solutions like Checkout, Yape for Businesses, and Remittances are showing significant progress.

•
Core businesses, through, in order of impact, (i) Payments and services, which fueled 15% of the growth in fee income through an uptick in transactions with credit and debit cards. Merchant fees for credit and debit card transactions have been rising at double-digit rates (CAGR); this growth, however, has been partially attenuated by an increase in fees paid for the loyalty program and incentives, and (ii) Liability and transactional accounts, which rose on the back of Wires and Transfers (+8.9%) and Current Accounts (+12.5%) and through the same dynamics seen YoY; these accounts represented 12% of total growth in fee income over the period.

•	Insurance, which fueled 8% of the growth in fee income on the back of regularizations with Pacifico.

6.2 Other Non-core Income
Other Non-Core Income	Quarter			% change		Up to		% change
(S/ 000)	2Q24	1Q25	2Q25	QoQ	YoY	Jun 24	Jun 25	Jun 25 / Jun 24
Net Gain on Securities	92,711	(28,149)	179,174	-736.5%	93.3%	154,456	151,025	-2.2%
Net Gain from Associates (1)	28,728	24,068	6,556	-72.8%	-77.2%	61,023	30,624	-49.8%
Net Gain of Derivatives Held for Trading (2)	41,748	18,499	21,418	15.8%	-48.7%	81,732	39,917	-51.2%
Net Gain from Exchange Differences	(7,933)	15,959	10,195	-36.1%	-228.5%	(13,554)	26,154	-293.0%
Other Non-operative Income	139,499	322,001	58,461	-81.8%	-58.1%	241,720	380,462	57.4%
Total Other Non-Core Income	294,753	352,378	275,804	-21.7%	-6.4%	525,377	628,182	19.6%
(1) Includes gains on other investments. Beginning in 1Q25, revenues from the EPS and Medical Services businesses are no longer reported under Net Gain from Associates. Instead, they are fully consolidated into the Underwriting Insurance Result and the newly created Medical Services Result, respectively.
(2) Beginning in 1Q25, accounting reclassifications related to FX operations at BCP Bolivia have been incorporated. These reclassifications affected Fee Income and Net Gain on Derivatives Held for Trading, which are now consolidated into Net Gain on Foreign Exchange Transactions. Figures for prior periods have been restated for comparability and may differ from those previously reported.

Other Non-Core Income	Other Non-Core Income
QoQ evolution	YoY evolution
(millions of soles)	(millions of soles)

Other Non-Core Income
YTD evolution
(millions of soles)

(1) Others: include Grupo Credito, Credicorp Stand-alone, eliminations and others.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

06. Other Income
QoQ, Other Non-core Income dropped 21.7%, driven mainly by:

•	Other Income: in Others, due to the extraordinary gain associated with the consolidation of Banmedica from 1Q25 of S/236 million.
•
Net gain from associates: at Pacifico, which experienced a change in accounting after the acquisition of Banmedica; currently, the results for corporate health insurance and medical services are consolidated in the Insurance Underwriting Result and Medical Services line rather than in the gain from associates line.

The aforementioned was partially attenuated by growth in the Net Gain (Loss) on Securities at BCP Stand-alone. This evolution was driven primarily by an exchange of sovereign bonds in the trading portfolio for S/106 million, which extended the duration of the investment portfolio, and secondarily by a base effect at Pacifico, which registered less impact from a credit downgrade in the investment portfolio this quarter than last, and Others, due to a fund devaluation in 1Q25.

YoY, Other Non-core Income dropped 6.4% due to:

•	Other income: due to a 2Q24 base effect, where significant gains were recorded in (ii) BCP Stand-alone, driven primarily by the sale of real estate, and in (ii) Pacifico, due to a provision reversal.
•	Net gain from associates: at Pacifico, in line with the same factors that drove the QoQ analysis.
•
Net gain (loss) on Derivatives Held for Trading: due to a 2Q24 base effect, when stronger results were recorded in (i) Credicorp Capital, driven by trading strategies implemented in Colombia and Chile, and (ii) ASB, due to gains from foreign exchange hedging derivatives.

The aforementioned was partially attenuated by an increase in the result for the Net Gain (Loss) on Securities, which rose primarily on the back of better results at BCP Stand-alone, through the same drivers seen in the QoQ analysis, and to a lesser extent, through an improvement in the Net Gain (Loss) from Exchange Difference at ASB, which was fueled by treasury gains to cover exposure in local currencies.

YTD, Other Non-core Income rose 19.6% due to:

•	Other Income: in Others, due to an extraordinary gain for the acquisition of Banmedica.
•	Net Gain (Loss) from Exchange Difference: at ASB, driven by the same factors seen in the YoY analysis.
•	Net Gain (Loss) on Securities: where higher income at BCP Stand-alone, related to a sovereign bond exchange, was offset by Pacífico and Others, in line with the QoQ analysis.

The aforementioned was attenuated by the Net Gain (Loss) on Derivatives Held for Trading, driven by the same factors in play YoY, and by the Net Gain from Associates, which will continue to be impacted in coming quarters as the results of the Group’s main associate (Banmedica) are no longer consolidated under this line.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

07	Insurance Underwriting and Medical Services Results

QoQ, the Insurance Underwriting Result rose 6.6%, driven primarily by (i) the Life Business via a drop in Insurance Service Expenses, which registered a decrease in claims in Credit Life and D&S lines, and (ii) by the EPS business.
YoY and YTD, results increased 11.2% and 14.4% respectively on the back of growth in (i) the Life Business, through a drop in Insurance Service expenses in Individual Life; and growth in income in Credit Life, (ii) P & C, fueled by an increase in Insurance Income Services in Personal Lines and a reduction in expenses in Cars, and (iii) the EPS business.

Insurance Underwriting Results		Quarterly			% Change		Up to		%Change
S/millions		2Q24	1Q25	2Q25	QoQ	YoY	Jun 24	Jun 25	Jun 25 / Jun 24
Total	Insurance Service Income	909.1	987.9	1,185.6	20.0%	30.4%	1,847.1	2,173.5	17.7%
	Insurance Service Expenses	(496.1)	(571.8)	(738.8)	29.2%	48.9%	(972.3)	(1,310.6)	34.8%
	Reinsurance Results	(97.5)	(87.0)	(96.0)	10.3%	-1.6%	(280.2)	(182.9)	-34.7%
	Insurance Undewrwriting Result	315.5	329.1	350.9	6.6%	11.2%	594.6	680.0	14.4%
P&C	Insurance Service Income	454.0	490.0	480.0	-2.1%	5.7%	922.3	970.0	5.2%
	Insurance Service Expenses	(302.0)	(325.3)	(298.7)	-8.2%	-1.1%	(539.9)	(624.0)	15.6%
	Reinsurance Results	(70.2)	(72.4)	(88.7)	22.5%	26.3%	(220.2)	(161.1)	-26.8%
	Insurance Undewrwriting Result	81.8	92.3	92.6	0.3%	13.2%	162.2	185.0	14.0%
Life	Insurance Service Income	445.5	332.9	330.9	-0.6%	-25.7%	883.6	663.8	-24.9%
	Insurance Service Expenses	(205.3)	(112.3)	(79.0)	-29.6%	-61.5%	(437.2)	(191.3)	-56.2%
	Reinsurance Results	(23.4)	(13.3)	(7.6)	-43.0%	-67.5%	(50.4)	(20.9)	-58.5%
	Insurance Undewrwriting Result	216.8	207.2	244.3	17.9%	12.7%	396.0	451.5	14.0%
Crediseguros	Insurance Service Income	16.0	22.9	13.3	-42.0%	-17.0%	50.4	36.1	-28.3%
	Insurance Service Expenses	5.9	(5.8)	(4.2)	-28.5%	-170.3%	(5.6)	(10.0)	78.2%
	Reinsurance Results	(10.1)	(8.3)	(3.8)	-54.3%	-62.4%	(18.6)	(12.1)	-34.7%
	Insurance Undewrwriting Result	11.8	8.7	5.3	-39.3%	-55.2%	26.2	14.0	-46.6%
EPS	Insurance Service Income	0.0	130.1	383.3	194.5%	n.a	0.0	513.4	n.a.
	Insurance Service Expenses	0.0	(122.9)	(357.3)	190.7%	n.a	0.0	(480.2)	n.a.
	Reinsurance Results	0.0	(0.4)	(1.3)	194.7%	n.a	0.0	(1.7)	n.a.
	Insurance Undewrwriting Result	0.0	6.8	24.7	263.1%	n.a	0.0	31.5	n.a.

QoQ, the Insurance Underwriting Result increased 6.6% on the back of growth in Insurance Service Income (+20.0%). This impact was partially attenuated by growth in Insurance Service Expenses (+29.2%) and a deterioration in the Reinsurance Result (+10.3%).
YoY and YTD, the Insurance Underwriting Result rose 11.2% and 14.4% respectively, fueled by an increase in Insurance Service Income (+30.4% and +17.7%) and an improvement in the Reinsurance Result (-1.6% and -34.7%). These impacts were partially attenuated by growth in Insurance Service Expenses (+48.9% and +34.8%).

P & C

Insurance Service Income	Insurance Service Expenses

(1) As of 1Q25, the business previously known as “P & C” has been reclassified into two separate categories: Personal Lines and Commercial Lines to better reflect the nature of insured risks. Historical figures have been adjusted for comparability purposes.

QoQ, the Insurance Underwriting Result rose 0.3% on the tails of the following dynamics:

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

07. Insurance Underwriting and Medical Services Results

•
Insurance Service Income registered a slight decline of 2.0% with was driven mainly by (i) Commercial Lines and Medical Assistance, which dropped due to a reduction in premiums for renewals, which were impacted by seasonality, and (ii) Cars, where more Reserves for Current Risks were set aside, in line with growth in premium turnover.

•
Insurance Service Expenses dropped 8.2%, fueled by (i) Commercial Lines, which reported a reduction in claims in Fire and Third Party Liability risks, and (ii) Vehicles, via a drop in claims and release from onerous contracts.

•	The Reinsurance Result deteriorated, fueled primarily by a decrease in claims recovered from the reinsurance in Commercial Lines.
YoY, the Insurance Underwriting Result rose 13.2% due to the following dynamics:
•
Insurance Service Income increased 5.7%, driven mainly by (i) Commercial Lines, which reported an increase in premiums allotted to the period due to new sales and an uptick in renewals, and (ii) Personal Lines, through the card protection product, which registered growth in sales through the bancassurance channel, and (iii) Vehicles, via an uptick in sales through Yape.

•	Insurance Service Expenses dropped 1.1%, fueled primarily by Vehicles via a drop in claims and releases from onerous contracts.
•	The Reinsurance Result deteriorated, driven mainly by an increase in ceded premiums in Commercial Lines.
YTD, the Insurance Underwriting Result increased 14.0% through Cars and Personal Lines and was fueled primarily by (i) growth in Insurance Service Income, which rose on the back of growth in premiums, and (ii) a drop in Insurance Service Expense, which was associated with a reduction in claims.

Life Insurance

Insurance Service Income	Insurance Service Expenses

QoQ, the Insurance Underwriting Result rose 17.9% via the following dynamics:
•
Insurance Service Income dropped 0.6%, driven primarily by (i) D&S, through a drop in regularization of premiums under SISCO VII, and (ii) Group Life, via a reduction in insurance for high-risk occupations (SCTR), which was attributable to seasonality. The aforementioned was mitigated by the evolution of Credit Life, which registered growth in premiums through Bancassurance and Alliances.

•
Insurance Service Expenses dropped 29.6%, due primarily to (i) Credit Life, which reported a reduction in expenses for claims in the BCP Channel (Yape) and Mibanco, and (ii) D&S, which registered an increase in releases of reserves for claims under SISCO VII.

•	The Reinsurance Result improved, fueled mainly by Group Life, which reported growth in claims recovered from reinsurers.
YoY, the Insurance Underwriting Result increased 12.7% due to the following dynamics:
•
Insurance Service Income decreased 25.7%. This evolution was driven mainly by the D&S line, given that the company was not awarded tranches of SISCO VIII in 2025 (vs participation under SISCO VII in 2024). The impact of this decline was partially attenuated by Credit Life, which registered an increase in premiums allotted to the period via the Bancassurance and Alliances channels.

•
Insurance Service Expenses dropped 61.5%, driven primarily by (i) D&S, in line with no contract award under SISCO VIII, and (ii) Individual Life, which reported a drop in claims. These dynamics were partially offset by Credit Life, which reported an uptick in underwriting expenses in Alliances.

•	The Reinsurance Result improved, mainly on the back of D&S, which registered a reduction in ceded premiums.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

07. Insurance Underwriting and Medical Services Results
YTD, the Insurance Underwriting Result increased 14.0%. This evolution was fueled by Individual Life, which reported a drop in Insurance Service Expenses on the tails of a drop in claims, and by Credit Life, which reported growth in income, mainly in Alliances, through an uptick in premiums. The aforementioned was partially attenuated by D&S.

Medical Services Result
In March 2025, Credicorp completed its acquisition of the remaining 50% stake in Empresas Banmédica under the joint venture with Pacífico Compañía de Seguros y Reaseguros S.A. ("Pacifico Seguros") set forth in December 2014. This transaction allowed Credicorp, through its subsidiaris Pacifico Seguros y Grupo Crédito S.A., to assume full ownership of Pacífico S.A. Entidad Prestadora de Salud ("Pacifico EPS"), which manages corporate healthcare for employees, medical services, and private medical insurance in Peru. This acquisition strengthens Credicorp’s capacity to create a more sustainable and inclusive economy by improving access to health insurance and services and bolstering efforts to expand financial inclusion.

Consequently, as of March 2025, the EPS business’s result is primarily consolidated in Credicorp’s Insurance Underwriting Result line while the Medical Services business is reported in a new account named “Medical Services Result” It is important to note that in 1Q25, only the month of March was included.

YTD, the Medical Services Result contributed 166M soles.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

08	Operating Expenses

Operating expenses rose 11.4% YTD, driven primarily by core businesses at BCP Stand-alone and innovation portfolio initiatives at Credicorp. Core business expenses at BCP Stand-alone rose due to (i) higher expenses for Employee salaries and benefits, which was driven by growth in provisions for variable compensation and an increase in head counts; and (ii) an increas e in administrative expenses, mainly at Pacifico, which reflects the 100% consolidation of operations at Empresas Banmédica, and at BCP Stand-alone, which registered an uptick in cloud use due to growth in the transactions volume among increasingly digitalized clients. Expenses for innovation portfolio initiatives at Credicorp rose 15.0%.

Total Operating Expenses

Operating expenses		Quarter		% change		Up to		% change
S/000	2Q24	1Q25	2Q25	QoQ	YoY	Jun 24	Jun 25	Jun 25 / Jun 24
Salaries and employees benefits	1,141,823	1,361,690	1,262,520	-7.3%	10.6%	2,248,892	2,624,210	16.7%
Administrative and general expenses	947,558	869,834	965,994	11.1%	1.9%	1,769,306	1,835,828	3.8%
Depreciation and amortization	172,204	203,766	212,662	4.4%	23.5%	347,350	416,428	19.9%
Association in participation (1)	9,200	6,799	371	-94.5%	-96.0%	18,047	7,170	-60.3%
Operating expenses	2,270,785	2,442,089	2,441,547	0.0%	7.5%	4,383,595	4,883,636	11.4%

The analysis of expenses that follows is based on YTD movements to eliminate the effects of seasonality between quarters.

Operating Expenses rose 11.4% YTD due to:

•
Growth in Salaries and Employee Benefits, which was driven mainly by (i) BCP Stand-alone, fueled primarily by growth in expenses for provisions for variable compensation and secondarily by an uptick in hiring for new projects, and (ii) Mibanco and Pacifico, which reported growth in compensation.

•
An increase in Administrative and General Expenses, which was driven by Pacífico and BCP Stand-alone. At Pacifico, growth was mainly spurred by a change in the consolidation perimeter following Credicorp’s acquisition of the 50% share held by Empresas Banmédica in the joint venture with Pacifico Compañía de Seguros y Reaseguros S.A., effective March 2025. At BCP Stand-alone, the volume of transactions through digital channels rose, which led to higher expenses for cloud use and other IT-related activities.

Administrative and General Expenses

Administrative and General Expenses		Quarter		% change		Up to		% change
S/000	2Q24	1Q25	2Q25	QoQ	YoY	1H24	1H25	1H25 / 1H24
IT expenses and IT third-party services	294,997	302,029	324,083	7.3%	9.9%	577,902	626,112	8.3%
Advertising	134,007	85,390	112,027	31.2%	-16.4%	191,741	197,417	3.0%
Taxes and contributions	94,448	83,347	86,321	3.6%	-8.6%	187,335	169,668	-9.4%
Audit Services, Consulting and professional fees	75,845	71,072	92,086	29.6%	21.4%	134,837	163,158	21.0%
Transport and communications	60,225	52,810	58,391	10.6%	-3.0%	114,289	111,201	-2.7%
Repair and maintenance	34,598	31,635	37,886	19.8%	9.5%	67,236	69,521	3.4%
Agents' Fees	29,375	26,102	28,067	7.5%	-4.5%	56,763	54,169	-4.6%
Services by third-party	35,950	21,436	26,634	24.2%	-25.9%	64,365	48,070	-25.3%
Leases of low value and short-term	31,002	33,177	34,937	5.3%	12.7%	61,467	68,114	10.8%
Miscellaneous supplies	24,700	19,383	18,192	-6.1%	-26.3%	43,353	37,575	-13.3%
Security and protection	16,544	16,946	16,940	0.0%	2.4%	32,447	33,886	4.4%
Subscriptions and quotes	24,220	18,330	19,773	7.9%	-18.4%	41,392	38,103	-7.9%
Electricity and water	13,614	10,275	12,513	21.8%	-8.1%	25,350	22,788	-10.1%
Electronic processing	6,016	7,635	7,762	1.7%	29.0%	13,764	15,397	11.9%
Insurance	7,370	11,719	16,441	40.3%	123.1%	12,542	28,160	124.5%
Cleaning	5,629	6,558	7,014	7.0%	24.6%	11,373	13,572	19.3%
Others	59,018	71,990	66,927	-7.0%	13.4%	133,150	138,917	4.3%
Total	947,558	869,834	965,994	11.1%	1.9%	1,769,306	1,835,828	3.8%
YTD, administrative expenses rose 3.8%. Growth in operating expenses was driven mainly by Pacifico and BCP Stand-alone, which registered increases in expenses for IT and system outsourcing as well as an uptick in expenses for Audit Services, Consulting and Professional Fees, which rose on the back of digital transformation initiatives.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

08. Operating Expenses
Operating Expenses for Core Businesses and the Innovation Portfolio

Operating Expenses (1)		Quarter		% change		Up to		% change
S/ 000	2Q24	1Q25	2Q25	QoQ	YoY	1H24	1H25	1H25 / 1H24
Operating Expenses Ex Innovation	1,986,433	2,138,640	2,123,767	-0.7%	6.9%	3,843,400	4,262,407	10.9%
Innovation Portfolio (2)	284,352	303,449	317,780	4.7%	11.8%	540,195	621,229	15.0%
Total Operating Expenses	2,270,785	2,442,089	2,441,547	0.0%	7.5%	4,383,595	4,883,637	11.4%
(1)	Management figures.
(2)	Includes innovation portfolio initiatives in subsidiaries and Krealo.

YoY, the 11.4% increase in operating expenses was primarily driven by our core businesses, led by: (i) BCP Stand-alone, due to an increase in provisions for variable compensation, and (ii) Pacífico, which reported growth in Employee Salaries and benefits on the back of the consolidation of the operations of Empresas Banmédica, which began in March 2025.
Innovation portfolio expenses represented 12.7% of total expenses, rising 15.0% YTD. In the first half of 2025, Yape, Tenpo and Culqi accounted for 83% of the total expenses for innovation portfolio initiatives.

Growth in expenses for core businesses at BCP Stand-alone was fueled by:
•	Core business expenses excluding IT
•	Growth in expenses for Salaries and Employee Benefits due to (i) provisions for variable compensation, in line with higher results, and (ii) an increase in headcount.
•	Technology expenses (IT)
•	More personnel with specialized digital capacities were hired with above-average salaries, in line with strategic project execution.
•
Growth in expenses for the use of data processing servers, which reflects growth in the volume of transactions through digital channels as clients become increasingly digitalized. Total monetary transactions through digital channels rose 58.2% and 68.2%, respectively.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

09	Operating Efficiency

YTD, the efficiency ratio deteriorated 143 bps as growth in operating expenses outpaced the expansion reported for operating income. This evolution was in line with an increase in expenses for the core business at BCP Stand-alone and for innovation initiatives at the Credicorp level.

Efficiency ratio (1) reported by subsidiary

Subsidiary		Quarter		% change		As of		% change
	2Q24	1Q25	2Q25	QoQ	YoY	1H24	1H25	1H25 / 1H24
BCP Stand-alone	37.1%	37.7%	38.3%	70 bps	130 bps	36.1%	38.0%	190 bps
BCP Bolivia	58.2%	69.6%	67.3%	-230 bps	910 bps	58.1%	68.8%	1070 bps
Mibanco Peru	51.0%	52.9%	52.0%	-90 bps	100 bps	52.1%	52.4%	30 bps
Mibanco Colombia	78.9%	70.6%	65.5%	-520 bps	-1340 bps	82.1%	67.9%	-1420 bps
Pacífico	27.5%	31.5%	37.5%	600 bps	1000 bps	27.6%	44.6%	1700 bps
Prima AFP	52.1%	54.4%	51.4%	-310 bps	-80 bps	51.3%	52.9%	160 bps
Credicorp	44.2%	45.7%	44.2%	-160 bps	0 bps	43.5%	44.9%	143 bps
(1) Operating expenses / Operating income (under IFRS 1). Operating expenses = Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Association in participation + Acquisition cost. Operating income = Net interest, similar income, and expenses + Fee income + Net gain on foreign exchange transactions + Net gain from associates + Net gain on derivatives held for trading + Net gain from exchange differences + Insurance Underwriting Results + Results for Medical Services

The analysis the be based on YTD movements to eliminate the effect of seasonality between quarters.

The efficiency ratio deteriorated 143 bps over the period. This evolution was driven mainly by an uptick in operating expenses through (i) core business at BCP, which registered growth in Employee Salaries and Benefits and in Administrative Expenses, and (ii) initiatives in the innovation portfolio at Credicorp. The increase in operating expenses was accompanied by growth in ordinary income.

It is important to note that as of 1Q25, a change was implemented in the calculation of the efficiency ratio. Specifically, within Operating Income, expenses for credit card fidelity programs are netted in the Fee Income line instead of the General and Administrative Expenses line, as was the case prior to 1Q25.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

10	Regulatory Capital

The Regulatory Capital Ratio at Credicorp was 135% higher than the regulatory minimum.

IFRS CET1 at BCP Stand-alone rose 51 bps YoY to stand at 12.56%, which is above our appetite of 11%. Growth was driven by an uptick in Retained Earnings, which was attributable to business growth and partially offset by an increase in operating RWAS, which was fueled by growth in the bank’s margin.

Mibanco’s IFRS CET1 stood at 16.73%, which was aligned with our internal appetite of 15%. This evolution was driven by a drop in operating RWAs, which was offset by a decrease in Retained earnings, which fell on the back of dividend payments.

10.1 Regulatory Capital at Credicorp

Capital Analysis of the Financial Group

At the end of 2Q25, Credicorp’s Regulatory Capital Ratio stood 135% above the regulatory minimum. This attests to the Group’s financial solidity and stability. The ratio dropped 351 bps QoQ, fueled primarily by a decrease in Discretionary Reserves due to dividend payments. This decline was partially offset by an increase in Retained Earnings, which was driven by business growth and by a reduction in regulatory capital requirements. YoY, the ratio rose 147 bps, impacted primarily by growth in Discretionary Reserves for profit sharing in 2024; an uptick in Subordinated Debt due to a bond issuance; and finally, a rise in Retained Earnings, which was driven by the same dynamics that drove the QoQ result.
Capital Coverage Ratios

The Regulatory Tier 1 Ratio stood at 169% (-140bps QoQ, -147 bps YoY), while the CET1 ratio was situated at 205% (-251bps QoQ, +- 430 bps YoY), both above the regulatory minimum. Growth in both ratios QoQ was driven by the same dynamics that fueled the Qincrease in the Regulatory Capital Ratio, with the exception of Subordinated Debt, which had no impact on either the Regulatory Tier 1 or CET1 ratios.

10.2  Analysis of Capital at BCP Stand-alone
The IFRS CET1 ratio at BCP Stand-alone rose 94 bps QoQ to stand at 12.56% in 2Q25, which is above our internal appetite of 11%. The increase this quarter was driven by a growth in Retained Earnings This evolution was driven by business expansion and was partially offset by an uptick in RWAS, which rose on the back of an increase in the balance for the retail portfolio. YoY, the ratio increased 51 bps, spurred by higher Retained earnings and offset by an increase in operating RWAs, which rose due to growth in the bank’s margin.

Finally, under the parameters of current regulation, the local CET1 ratio stood at 12.24% (versus 11.34% in 1Q25) driven by the same dynamics seen in the evolution of IFRS CET1. This compares favorably with the minimum requirement of 7.75% at the end of June 2025. The Regulatory Global Capital ratio stood at 17.33% above the regulatory minimum of 14.55% but down 47 bps QoQ, driven by the same dynamics that drove the evolution of IFRS CET1. YoY, this ratio rose 109 bps after Subordinated Debt registered growth following an issuance.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

10.Regulatory Capital

10.3  Capital Analysis at Mibanco

At the end of 2Q25, the IFRS CET 1 ratio at Mibanco stood at 16.73% (+84 bps QoQ), which was above our internal appetite of 15%. QoQ, growth was attributable to an uptick in Retained Earnings, which reflected business growth. The drop in operating RWAs also drove a QoQ rise in the IFRS CET 1. YoY, this ratio remained stable, which was attributable to a drop in operating RWA due to QoQ dynamics, which was offset by a decrease in Retained Earnings following a dividend payment.

Under the parameters of current regulation, the local CET 1 ratio stood at 16.48% (versus 15.48% in 1Q25), driven by the same dynamics that fueled the evolution of IFRS CET1. The Regulatory Global Capital ratio situated at 19.61% (down 108 bps QoQ), remaining comfortably above the regulatory minimum of 14.55%. The QoQ decline was fueled by the same factors seen for IFRS CET 1. YoY, the Regulatory Global Capital ratio increased 66 bps, spurred mainly by a reduction in the balance of RWAs and to a lesser extent, by the issuance of Subordinated Debt and growth in the Reserves balance, which offset the decline in Retained Earnings generated by a dividend payment.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

11	Economic Outlook

In 2Q25, GDP grew around 3.0% YoY, supported by high terms of trade, a continued recovery in formal employment, and inflation comfortably within the BCRP’s target range. The slowdown compared to 1Q25 was mainly due to weaker performance in primary sectors (mining, fishing, and agriculture).}
Inflation rose slightly, closing the quarter at 1.7% YoY (compared to 1.3% YoY in1Q25), marking seven consecutive months below the midpoint of the target range (1%–3%). Meanwhile, in its July meeting, the BCRP decided to keep the reference interest rate unchanged at 4.50%.
According to the BCRP, the exchange rate closed 2Q25 at USDPEN 3.54. Thus, the sol appreciated 3.5% compared to the end of 1Q25 and 6.0% compared to the end of 4Q24 (USDPEN 3.77).

Peru: Economic Forecast

Peru	2019	2020	2021	2022	2023	2024	2025 (4)

GDP (US$ Millions)	236,517	209,723	229,791	248,403	272,221	295,160	319,637
Real GDP (% change)	2.2	-10.9	13.4	2.8	-0.4	3.3	3.2
GDP per capita (US$)	7,361	6,428	6,956	7,438	8,072	8,671	9,305
Domestic demand (% change)	2.9	-9.3	13.9	2.4	-1.1	4.0	4.8
Gross fixed investment (as % GDP)	22	21	25	25	23	23	23
Financial system loan without Reactiva (% change) (1)	6.4	-4.3	12.6	9.7	2.8	1.3	7.0
Inflation, end of period (2)	1.9	2.0	6.4	8.5	3.2	2.0	2.0
Reference Rate, end of period	2.25	0.25	2.50	7.50	6.75	5.00	4.25
Exchange rate, end of period	3.31	3.62	3.99	3.81	3.71	3.76	3.65
Exchange rate, (% change) (3)	1.8%	-9.3%	-10.3%	4.5%	2.7%	-1.3%	2.8%
Fiscal balance (% GDP)	-1.6	-8.7	-2.5	-1.7	-2.7	-3.5	-2.8
Public Debt (as % GDP)	26	34	35	33	32	32	32
Trade balance (US$ Millions)	6,893	8,098	15,115	10,331	17,150	24,081	28,500
(As % GDP)	2.9%	3.9%	6.6%	4.2%	6.3%	8.2%	8.9%
Exports	47,995	42,822	63,114	66,339	67,108	76,172	86,000
Imports	41,102	34,724	47,999	56,009	49,958	52,091	57,500
Current account balance (As % GDP)	-0.7%	0.8%	-2.2%	-4.0%	0.3%	2.2%	1.8%
Net international reserves (US$ Millions)	68,316	74,707	78,495	71,883	71,033	78,987	86,000
(As % GDP)	28.9%	35.6%	34.2%	28.9%	26.1%	26.8%	26.9%
(As months of imports)	20	26	20	15	17	18	18

Sources: INEI, BCRP y SBS.
(1)	Financial System, Current Exchange Rate, End of Period
(2)	Inflation target: 1% - 3%
(3)	Negative % change indicates depreciation.
(4)	Grey area indicate estimates by BCP Economic Research as of August 2025

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

11. Economic Outlook

Main Macroeconomic Variables

Gross Domestic Product
(Annual Real Variations, % YoY)

In 2Q25, GDP grew by around 3% year-on-year. Non- primary sectors and domestic demand showed even greater dynamism, supported by high terms of trade, a continued recovery in formal employment, and inflation comfortably within the target range of the Central Bank (BCRP). Thus, the slowdown compared to 1Q25 was mainly due to weaker performance in primary sectors (mining, fishing, and agriculture).

It is important to highlight the double-digit growth in key indicators for private investment, such as heavy vehicle sales, capital goods imports, and terms of trade (at a 75-year high). Meanwhile, business investment expectations at 3 and 12 months reached their highest level in 12 years (or since 2013, when data first became available), according to the BCRP survey.

Annual Inflation and Central Bank Reference Rate
(%)

Inflation, measured using the Consumer Price Index of Metropolitan Lima, slightly accelerated from 1.3% at the end of 1Q25 to 1.7% at the end of 2Q25, remaining below 2.0% (the midpoint of the BCRP’s target range of 1% – 3%) for the seventh consecutive month. This represents one of the lowest inflation rates among emerging and developed economies. Meanwhile, core inflation (excluding food and energy) eased from 1.9% to 1.7% over the same period, reaching its lowest level since February 2021 and marking its fourth consecutive month below 2.0%.

At its July 2025 monetary policy meeting, the BCRP decided to keep its reference rate at 4.50%. The previous cut occurred in April 2025, when the rate was lowered by 25 basis points. Since September 2023, when the rate-cutting cycle began, the reference rate has been reduced by a total of 325 basis points.

Fiscal Balance and Current Account Balance
(% of GDP, Quarter)

The annualized fiscal deficit as of June 2025 stood at 2.6% of GDP, below the March 2025 level of 3.3% of GDP. In 2Q25, fiscal revenues increased 16.1% YoY, driven by higher income tax collections—mainly from regularization—and general sales tax, in a context of cyclical economic recovery and historically high terms of trade. Meanwhile, non-financial public spending grew 6.2% YoY, due to a 6.0% YoY increase in current expenditures (wages: +8.2% YoY) and a 6.5% YoY rise in public investment.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

11. Economic Outlook
In 2Q25, there were no changes from credit rating agencies. The three main rating agencies assign different assessments to Peru’s sovereign debt. Moody’s rates it at Baa1 (three notches above investment grade), Fitch at BBB (two notches above investment grade), and S&P at BBB- (the lowest investment grade level). All three maintain a stable outlook for the country’s credit rating.

Regarding external accounts, the current account surplus closed 1Q25 at 2.3% of GDP (accumulated over the last four quarters), a slight increase from the 2.2% of GDP surplus at the end of 2024. This marks six consecutive quarters of surplus and represents the best result since Q2 2007.
The 12-month accumulated trade balance surplus as of May 2025 stood at US$ 26.2 billion, similar to the value recorded in March 2025. Imports grew 8.5% YoY to US$ 54.8 billion, driven by a 12.6% increase in capital goods and a 12.0% rise in consumer goods. Exports grew 18.2% YoY to US$ 81.0 billion, reaching a historic high. Export growth was led by gold exports (+41% YoY) amid favorable prices, and to a lesser extent by non-traditional agricultural exports (+29% YoY).

In May 2025, terms of trade rose 17.3% YoY, reaching a new historic high, driven by a 10.2% YoY increase in export prices (mainly due to higher gold and copper prices). Import prices, on the other hand, fell 6.1% YoY due to lower prices for oil and industrial inputs.

Exchange Rate
(PEN per USD)

According to the BCRP, the exchange rate closed 2Q25 at USDPEN 3.54. Thus, the Peruvian sol appreciated 3.5% compared to the end of 1Q25 and by 6.0% compared to the end of 4Q24 (USDPEN 3.77). The global dollar index depreciated around 7% in 2Q25 compared to the previous quarter and 11% compared to 4Q24, amid ongoing uncertainty caused by Trump’s policies. As a result, regional currencies appreciated (Mexican peso 8.4%, Brazilian real 4.8%, Chilean peso 2.0%, and
Colombian peso 2.3%).

During 2Q25, the BCRP intervened in the spot foreign exchange market only once, selling US$ 1 million on May 13 at an exchange rate of USDPEN 3.689. This was the only spot sale so far this year.
Net International Reserves (NIR) closed 2Q25 at US$ 85.2 billion, above the US$ 81.0 billion at the end of 1Q25 and the US$ 79.0 billion at the end of 4Q24. Meanwhile, the BCRP’s foreign exchange position closed 2Q25 at US$ 56.0 billion, an increase of US$ 991 million compared to the end of 1Q25 and US$ 2.4 billion compared to the end of 4Q24.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements other than statements of historical fact are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties. Forward-looking statements are not assurances of future performance. Instead, they are based only on our management’s current views, beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions.

Many forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “would”, “may”, “should”, “will”, “see” and similar references to future periods. Examples of forward-looking statements include, among others, statements or estimates we make regarding guidance relating to losses in our credit portfolio, efficiency ratio, provisions and non-performing loans, current or future market risk and future market conditions, expected macroeconomic events and conditions, our belief that we have sufficient capital and liquidity to fund our business operations, expectations of the effect on our financial condition of claims, legal actions, environmental costs, contingent liabilities and governmental and regulatory investigations and proceedings, strategy for customer retention, growth, governmental programs and regulatory initiatives, credit administration, product development, market position, financial results and reserves and strategy for risk management.
We caution readers that forward-looking statements involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those that we expect or that are expressed or implied in the forward-looking statements, depending on the outcome of certain factors, including, without limitation, adverse changes in:

•	The occurrence of natural disasters or political or social instability in Peru;
•	The adequacy of the dividends that our subsidiaries are able to pay to us, which may affect our ability to pay dividends to shareholders and corporate expenses;
•	Performance of, and volatility in, financial markets, including Latin-American and other markets;
•	The frequency, severity and types of insured loss events;
•	Fluctuations in interest rate levels;
•	Foreign currency exchange rates, including the Sol/US Dollar exchange rate;
•	Deterioration in the quality of our loan portfolio;
•	Increasing levels of competition in Peru and other markets in which we operate;
•	Developments and changes in laws and regulations affecting the financial sector and adoption of new international guidelines;
•	Changes in the policies of central banks and/or foreign governments;
•	Effectiveness of our risk management policies and of our operational and security systems;
•	Losses associated with counterparty exposures;
•	The scope of the coronavirus (“COVID-19”) outbreak, actions taken to contain the COVID-19 and related economic effects from such actions and our ability to maintain adequate staffing; and
•	Changes in Bermuda laws and regulations applicable to so-called non-resident entities.
See “Item 3. Key Information—3. D Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for additional information and other such factors. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are based only on information currently available to us. Therefore, you should not rely on any of these forward-looking statements. We undertake no obligation to publicly update or revise these or any other forward-looking statements that may be made to reflect events or circumstances after the date hereof, whether as a result of changes in our business strategy or new information, to reflect the occurrence of unanticipated events or otherwise.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

12	Appendix

12.1. Evolution of Loans in Average Daily Balances	46
12.2. Loan Portfolio Quality	46
12.3. Net Interest Income (NII)	51
12.4. Net Interest Margin (NIM) and Risk Adjusted NIM	50
12.5. Physical Point of Contact	46
12.6. Regulatory Capital	51
12.7. Financial Statements and Ratios by Business	55
12.7.1. Credicorp Consolidated	55
12.7.2. Credicorp Stand-alone	57
12.7.3. BCP Consolidated	58
12.7.4. BCP Stand-alone	60
12.7.5. BCP Bolivia	62
12.7.6. Mibanco	63
12.7.7. Prima AFP	64
12.7.8. Grupo Pacifico	65
12.7.9. Investment Management and Advisory	67
12.8. Table of Calculations	68
12.9. Glossary of terms	69

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

12. Appendix
12.1.	Evolution of Loans in Average Daily Balances

Total Loans (in Average Daily Balances) (1)(2)

Total Loans (S/ millions)		As of		Volume change		% change		% Part. in total loans

	Jun 24	Mar 25	Jun 25	QoQ	YoY	QoQ	YoY	Jun 24	Mar 25	Jun 25
BCP Stand-alone	117,591	118,771	119,142	371	1,551	0.3%	1.3%	81.8%	82.6%	82.4%
Wholesale Banking	53,814	54,548	54,096	-452	283	-0.8%	0.5%	37.4%	37.9%	37.4%
Corporate	32,393	32,977	32,206	-771	-188	-2.3%	-0.6%	22.5%	22.9%	22.3%
Middle - Market	21,420	21,571	21,891	320	470	1.5%	2.2%	14.9%	15.0%	15.1%
Retail Banking	63,778	64,223	65,046	823	1,268	1.3%	2.0%	44.4%	44.6%	45.0%
SME - Business	7,528	7,590	7,521	-68	-7	-0.9%	-0.1%	5.2%	5.3%	5.2%
SME - Pyme	16,282	15,940	15,922	-18	-360	-0.1%	-2.2%	11.3%	11.1%	11.0%
Mortgage	21,257	21,870	22,439	569	1,182	2.6%	5.6%	14.8%	15.2%	15.5%
Consumer	12,724	12,961	13,207	246	483	1.9%	3.8%	8.9%	9.0%	9.1%
Credit Card	5,987	5,862	5,957	94	-30	1.6%	-0.5%	4.2%	4.1%	4.1%
Mibanco	12,815	12,147	12,514	366	-301	3.0%	-2.4%	8.9%	8.4%	8.7%
Mibanco Colombia	1,746	1,832	1,889	57	143	3.1%	8.2%	1.2%	1.3%	1.3%
Bolivia	9,645	9,469	9,537	69	-108	0.7%	-1.1%	6.7%	6.6%	6.6%
ASB Bank Corp.	1,909	1,644	1,560	-84	-349	-5.1%	-18.3%	1.3%	1.1%	1.1%
BAP's total loans	143,705	143,863	144,642	779	936	0.5%	0.7%	100.0%	100.0%	100.0%
For consolidation purposes, loans generated in FC are converted to LC.
(1)	Includes Special accounts, and other banking.
(2)	Portfolio Management Figures. Non-audited figures.

12.2.	Loan Portfolio Quality

Portfolio Quality Ratios by Segment
Wholesale Banking

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

12. Appendix

SME-Business

SME-Pyme

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

12. Appendix

Mortgage

Consumer

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

12. Appendix

Credit Cards

Mibanco

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

12. Appendix

BCP Bolivia

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

12. Appendix
12.3.	Net Interest Income (NII)
NII Summary

Net interest income S/000		Quarter		% change		Up to		% Change
	2Q24	1Q25	2Q25	QoQ	YoY	Jun 24	Jun 25	Jun 25 / Jun 24
Interest income	4,935,238	4,894,790	4,922,292	0.6%	-0.3%	9,861,164	9,817,082	-0.4%
Interest on loans	3,921,374	3,847,640	3,840,725	-0.2%	-2.1%	7,790,166	7,688,365	-1.3%
Dividends on investments	10,136	25,109	22,923	-8.7%	126.2%	20,997	48,033	128.8%
Interest on deposits with banks	319,829	344,622	342,323	-0.7%	7.0%	654,288	686,945	5.0%
Interest on securities	657,897	657,872	647,186	-1.6%	-1.6%	1,340,972	1,305,058	-2.7%
Other interest income	26,002	19,547	69,135	253.7%	165.9%	54,741	88,681	62.0%
Interest expense	1,466,774	1,322,778	1,306,921	-1.2%	-10.9%	2,966,577	2,629,699	-11.4%
Interest expense (excluding Net Insurance Financial Expenses)	1,342,088	1,187,156	1,167,866	-1.6%	-13.0%	2,719,887	2,355,023	-13.4%
Interest on deposits	738,010	619,613	541,014	-12.7%	-26.7%	1,517,536	1,160,627	-23.5%
Interest on borrowed funds	267,285	266,202	265,710	-0.2%	-0.6%	532,169	531,913	0.0%
Interest on bonds and subordinated notes	200,739	168,024	193,125	14.9%	-3.8%	397,369	361,150	-9.1%
Other interest expense	136,054	133,317	168,017	26.0%	23.5%	272,813	301,333	10.5%
Net Insurance Financial Expenses	124,686	135,622	139,055	2.5%	11.5%	246,690	274,676	11.3%
Net interest, similar income and expenses	3,468,464	3,572,012	3,615,371	1.2%	4.2%	6,894,587	7,187,383	4.2%
Provision for credit losses on loan portfolio, net of recoveries	1,093,371	581,893	575,159	-1.2%	-47.4%	1,908,070	1,157,052	-39.4%
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	2,375,093	2,990,119	3,040,212	1.7%	28.0%	4,986,517	6,030,331	20.9%
Average interest earning assets	227,161,179	238,435,117	233,761,957	-2.0%	2.9%	226,444,444	236,038,086	4.2%
Net interest margin (1)	6.3%	6.2%	6.4%	20 bps	9 bps	6.3%	6.3%	1 bps
Risk-adjusted Net interest margin (1)	4.4%	5.2%	5.4%	20 bps	104 bps	4.6%	5.3%	72 bps
Net provisions for loan losses / Net interest income (1)	31.5%	16.3%	15.9%	-38 bps	-1561 bps	27.7%	16.1%	-1157 bps

(1)	Annualized. For further detail on the NIM calculation due to IFRS17, please refer to Annex 12.8.

12.4.	Net Interest Margin (NIM) and Risk-Adjusted NIM by Subsidiary

NIM Breakdown	BCP Stand-alone	Mibanco	BCP Bolivia	Credicorp
2Q24	6.08%	13.61%	3.03%	6.33%
1Q25	5.80%	13.94%	2.85%	6.22%
2Q25	6.00%	14.38%	2.57%	6.42%
NIM: Annualized Net interest income (excluding Net Insurance Financial Expenses) / Average period end and period beginning interest-earning assets.

Risk-Adjusted NIM Breakdown	BCP Stand-alone	Mibanco	BCP Bolivia	Credicorp
2Q24	4.30%	7.67%	2.25%	4.40%
1Q25	4.98%	10.14%	2.62%	5.24%
2Q25	5.22%	10.34%	1.89%	5.44%

Risk-Adjusted NIM: (Annualized Net interest income (excluding Net Insurance Financial Expenses) - annualized provisions) / Average period end and period beginning interest-earning assets.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

12.5.	Physical Point of contact

Physical Point of Contact (1)		As of		Change (units)
(Units)	Jun 24	Mar 25	Jun 25	QoQ	YoY
Branches (2)	650	648	649	1	-1
ATMs	2,737	2,787	2,763	(24)	26
Agents	11,328	12,448	12,386	(62)	1,058
Total	14,715	15,883	15,798	(85)	1,083

(1)	Includes Physical Point of Contact of BCP Stand-Alone, Mibanco and BCP Bolivia
(2)	Includes Banco de la Nacion branches, which in June 24 were 36, in March 25 were 36 and in June 25 were 36

12.6.	Regulatory Capital

Regulatory Capital and Capital Adequacy Ratios
(IFRS)

Regulatory Capital and Capital Adequacy Ratios		As of		Change%
S(000)	Jun 24	Mar 25	Jun 25	QoQ	YoY
Capital Stock	1,318,993	1,318,993	1,318,993	-	-
Treasury Stocks	(208,918)	(209,845)	(209,845)	0.0%	0.4%
Capital Surplus	172,303	124,148	133,387	7.4%	-22.6%
Legal and Other Capital reserves	28,008,038	32,792,830	29,602,851	-9.7%	5.7%
Minority interest	518,838	476,695	474,990	-0.4%	-8.5%
Current and Accumulated Earnings (1)	3,914,339	3,410,505	5,123,469	50.2%	30.9%
Unrealized Gains or Losses (2)	(936,472)	(462,800)	(246,716)	-46.7%	-73.7%
Goodwill	(763,671)	(1,698,492)	(1,692,823)	-0.3%	121.7%
Intangible Assets (3)	(2,151,581)	(2,590,377)	(2,655,440)	2.5%	23.4%
Deductions in Common Equity Tier 1 instruments (4)	(685,466)	(38,573)	(73,488)	90.5%	-89.3%
Subordinated Debt	5,896,957	7,892,454	7,240,645	-8.3%	22.8%
Loan loss reserves (5)	2,041,564	1,972,285	1,972,667	0.0%	-3.4%
Deductions in Tier 2 instruments (6)	(973,281)	(751,236)	(1,289,380)	71.6%	32.5%
Total Regulatory Capital (A)	36,151,641	42,236,587	39,699,311	-6.0%	9.8%
Total Regulatory Common Equity Tier 1 Capital (B)	29,186,401	33,123,084	31,775,379	-4.1%	8.9%
Total Regulatory Tier 1 Capital (C)	29,186,145	33,123,084	31,775,379	-4.1%	8.9%
Total Regulatory Capital Requirement (D)	27,146,595	30,571,363	29,484,940	-3.6%	8.6%
Total Regulatory Common Equity Tier 1 Capital Requirement (E)	13,975,808	15,997,614	15,535,244	-2.9%	11.2%
Total Regulatory Tier 1 Capital Requirement (F)	17,108,445	19,424,645	18,788,044	-3.3%	9.8%
Regulatory Capital Ratio (A) / (D)	133%	138%	135%	(351)	147 bps
Regulatory Common Equity Tier 1 Capital Ratio (B) / (E)	209%	207%	205%	(251)	-430 bps
Regulatory Tier 1 Capital Ratio (C) / (F)	171%	171%	169%	(140)	-147 bps

(1)	Earnings include Banco de Crédito del Perú and Mibanco Perú. Losses include all subsidiaries.
(2)	Gains include Investment Grade Government Bonds and Peruvian Central Bank Certificates of Deposits. Losses include all bonds.
(3)	Different to Goodwill. Includes Diferred Tax Assets.
(4)	Investments in Equity.
(5)	Up to 1.25% of total risk-weighted assets of Banco de Crédito del Perú, Solución Empresa Administradora Hipotecaria, Mibanco and Atlantic Security Bank.
(6)	Investments in Tier 2 Subordinated Debt.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

Regulatory and Capital Adequacy Ratios at BCP Stand-alone

Regulatory Capital		Quarter		Change %
(S/ thousand)	Jun 24	Mar 25	Jun 25	QoQ	YoY
Capital Stock	12,973,175	12,973,175	12,973,175	0.0%	0.0%
Reserves	6,591,330	6,124,302	6,125,452	0.0%	-7.1%
Accumulated earnings	3,920,795	3,418,149	5,129,250	50.1%	30.8%
Loan loss reserves (1)	1,749,878	1,740,158	1,757,305	1.0%	0.4%
Subordinated Debt	5,171,850	7,152,600	6,552,700	-8.4%	26.7%
Unrealized Profit or Losses	(621,417)	(341,947)	(200,969)	-41.2%	-67.7%
Investment in subsidiaries and others, net of unrealized profit and net income in subsidiaries	(2,465,969)	(2,310,402)	(2,380,842)	3.0%	-3.5%
Intangibles	(1,303,792)	(1,509,701)	(1,549,091)	2.6%	18.8%
Goodwill	(122,083)	(122,083)	(122,083)	0.0%	0.0%
Total Regulatory Capital	25,893,766	27,124,251	28,284,896	4.3%	9.2%
Tier 1 Common Equity (2)	18,972,038	18,231,493	19,974,891	9.6%	5.3%
Regulatory Tier 1 Capital (3)	18,972,038	18,231,493	19,974,891	9.6%	5.3%
Regulatory Tier 2 Capital (4)	6,921,728	8,892,758	8,310,005	-6.6%	20.1%

Total risk-weighted assets		Quarter		% Change
(S/ thousand)	Jun 24	Mar 25	Jun 25	QoQ	YoY
Market risk-weighted assets	3,300,703	3,903,493	4,400,226	12.7%	33.3%
Credit risk-weighted assets	138,806,587	138,028,766	139,386,096	1.0%	0.4%
Operational risk-weighted assets	17,335,423	18,895,091	19,384,021	2.6%	11.8%
Total	159,442,714	160,827,350	163,170,343	1.5%	2.3%

Capital requirement		Quarter		% Change
(S/ thousand)	Jun 24	Mar 25	Jun 25	QoQ	YoY
Market risk capital requirement	330,070	390,349	440,023	12.7%	33.3%
Credit risk capital requirement	12,492,593	13,802,877	13,938,610	1.0%	11.6%
Operational risk capital requirement	1,733,542	1,889,509	1,938,402	2.6%	11.8%
Additional capital requirements	5,709,468	7,057,150	7,142,933	1.2%	25.1%
Total	20,265,673	23,139,885	23,459,967	1.4%	15.8%

Capital Ratios under Local Regulation

Capital ratios under Local Regulation		Quarter		% Change
	Jun 24	Mar 25	Jun 25	QoQ	YoY
Common Equity Tier 1 ratio	11.90%	11.34%	12.24%	91 bps	34 bps
Tier 1 Capital ratio	11.90%	11.34%	12.24%	91 bps	34 bps
Regulatory Global Capital ratio	16.24%	16.87%	17.33%	47 bps	109 bps

[1] Up to 1.25% of total risk-weighted assets.
[2] Common Equity Tier 1 = Capital Stock + Reserves + Accumulated earnings – Unrealized profits or losses - 100% deductions (investment in subsidiaries, goodwill, intangible assets and deferred tax assets based on future returns).
[3] Regulatory Tier 1 Capital = Common Equity Tier 1 + Tier 1 Subordinated Debt (Perpetual).
[4] Regulatory Tier 2 Capital = Subordinated Debt + Loan loss reserves.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

Regulatory Capital and Capital Adequacy Ratios at Mibanco

Regulatory Capital		As of		% Change
(S/ thousand)	Jun 24	Mar 25	Jun 25	QoQ	YoY
Capital Stock	1,840,606	1,840,606	1,840,606	0.0%	0.0%
Reserves	334,650	365,847	365,847	0.0%	9.3%
Accumulated earnings	356,449	168,090	238,272	41.8%	-33.2%
Loan loss reserves (1)	150,127	149,412	153,732	2.9%	2.4%
Perpetual subordinated debt	-	-	-	n.a	n.a.
Subordinated debt	167,000	267,000	261,000	-2.2%	56.3%
Unrealidez Profit or Losses	(600)	(4,037)	3,035	-175.2%	-605.6%
Investment in subsidiaries and others, net of unrealized profit and net income in subsidiaries	(288)	(295)	(148)	-49.7%	-48.5%
Intangibles	(123,177)	(119,759)	(124,515)	4.0%	1.1%
Goodwill	(139,180)	(139,180)	(139,180)	0.0%	0.0%
Total Regulatory Capital	2,585,586	2,527,685	2,598,649	2.8%	0.5%
Tier Common Equity (2)	2,268,460	2,111,272	2,183,917	3.4%	-3.7%
Regulatory Tier 1 Capital (3)	2,268,460	2,111,272	2,183,917	3.4%	-3.7%
Regulatory Tier 2 Capital (4)	317,127	416,412	414,732	-0.4%	30.8%

Total risk-weighted assets		As of		% change
(S/ thousand)	Jun 24	Mar 25	Jun 25	QoQ	YoY
Market risk-weighted assets	249,120	225,498	193,276	-14.3%	-22.4%
Credit risk-weighted assets	11,811,650	11,793,102	12,139,570	2.9%	2.8%
Operational risk-weighted assets	1,584,653	1,623,262	920,354	-43.3%	-41.9%
Total	13,645,422	13,641,862	13,253,200	-2.8%	-2.9%

Capital requirement		As of		% change
(S/ thousand)	Jun 24	Mar 25	Jun 25	QoQ	YoY
Market risk capital requirement	24,912	22,550	19,328	-14.3%	-22.4%
Credit risk capital requirement	1,063,048	1,179,310	1,213,957	2.9%	14.2%
Operational risk capital requirement	158,465	162,326	92,035	-43.3%	-41.9%
Additional capital requirements	159,457	176,897	182,094	2.9%	14.2%
Total	1,405,883	1,541,083	1,507,414	-2.2%	7.2%

Capital Ratios under Local Regulation

Capital ratios under Local Regulation		As of		% change
	Jun 24	Mar 25	Jun 25	QoQ	YoY
Common Equity Tier 1 Ratio	16.62%	15.48%	16.48%	100 bps	-15 bps
Tier 1 Capital ratio	16.62%	15.48%	16.48%	100 bps	-15 bps
Regulatory Global Capital Ratio	18.95%	18.53%	19.61%	108 bps	66 bps

[1] Up to 1.25% of total risk-weighted assets.
[2] Common Equity Tier 1 = Capital Stock + Reserves + Accumulated earnings – Unrealized profits or losses - 100% deductions (investment in subsidiaries, goodwill, intangible assets and deferred tax assets based on future returns).
[3] Regulatory Tier 1 Capital = Common Equity Tier 1 + Tier 1 Subordinated Debt (Perpetual).
[4] Regulatory Tier 2 Capital = Subordinated Debt + Loan loss reserves.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

Common Equity Tier 1 IFRS
BCP Stand-alone

Common Equity Tier 1 IFRS		As of		% Change
(S/ thousand)	Jun 24	Mar 25	Jun 25	QoQ	YoY
Capital and reserves	19,052,262	18,585,234	18,586,384	0.0%	-2.4%
Retained earnings	4,674,213	4,176,630	5,926,516	41.9%	26.8%
Unrealized gains (losses)	(97,152)	140,002	282,927	102.1%	-391.2%
Goodwill and intangibles	(1,694,308)	(1,706,438)	(1,739,625)	1.9%	2.7%
Investments in subsidiaries	(2,602,553)	(2,416,979)	(2,463,279)	1.9%	-5.4%
Total	19,332,463	18,778,449	20,592,923	9.7%	6.5%

Adjusted RWAs IFRS	160,418,064	161,628,694	163,938,888	1.4%	2.2%
Adjusted Credit RWAs IFRS	139,781,938	138,830,109	140,154,641	1.0%	0.3%
Others	20,636,126	22,798,584	23,784,246	4.3%	15.3%

CET1 ratio IFRS	12.05%	11.62%	12.56%	94 bps	51 bps

Mibanco

Common Equity Tier 1 IFRS		As of		% Change
(S/ thousand)	Jun 24	Mar 25	Jun 25	QoQ	YoY
Capital and reserves	2,703,385	2,734,582	2,734,582	0.0%	1.2%
Retained earnings	(26,918)	(247,483)	(202,552)	-18.2%	652.5%
Unrealized gains (losses)	(3,821)	(4,257)	2,712	-163.7%	-171.0%
Goodwill and intangibles	(355,382)	(292,948)	(296,719)	1.3%	-16.5%
Investments in subsidiaries	(281)	(299)	(152)	-49.1%	-45.8%
Total	2,316,984	2,189,595	2,237,872	2.2%	-3.4%

Adjusted RWAs IFRS	13,852,449	13,782,186	13,378,616	-2.9%	-3.4%
Adjusted Credit RWAs IFRS	12,013,076	11,933,425	12,264,985	2.8%	2.1%
Others	1,839,373	1,848,760	1,113,630	-39.8%	-39.5%

CET1 ratio IFRS	16.73%	15.89%	16.73%	84 bps	0 bps

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

12.7.	Financial Statements and Ratios by Business

12.7.1.	Credicorp Consolidated
Consolidated Statement of Financial Position
(S/ Thousands, IFRS)

	As of			% change
	Jun 24	Mar 25	Jun 25	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	7,705,769	7,015,098	7,266,155	3.6%	-5.7%
Interest bearing	27,157,901	37,521,839	34,206,000	-8.8%	26.0%
Total cash and due from banks	34,863,670	44,536,937	41,472,155	-6.9%	19.0%

Cash collateral, reverse repurchase agreements and securities borrowing	1,777,491	1,835,893	4,593,501	150.2%	158.4%
Fair value through profit or loss investments	4,282,606	5,149,628	4,819,230	-6.4%	12.5%
Fair value through other comprehensive income investments	39,156,806	41,705,253	37,852,722	-9.2%	-3.3%
Amortized cost investments	8,986,734	8,749,729	8,931,495	2.1%	-0.6%

Loans	146,946,546	141,196,646	140,961,978	-0.2%	-4.1%
Current	140,715,785	135,990,251	135,917,766	-0.1%	-3.4%
Internal overdue loans	6,230,761	5,206,395	5,044,212	-3.1%	-19.0%
Less - allowance for loan losses	(8,350,024)	(7,742,792)	(7,658,595)	-1.1%	-8.3%
Loans, net	138,596,522	133,453,854	133,303,383	-0.1%	-3.8%

Financial assets designated at fair value through profit or loss	891,335	871,626	904,621	3.8%	1.5%
Property, plant and equipment, net	1,792,615	2,681,862	2,646,168	-1.3%	47.6%
Due from customers on acceptances	473,382	639,749	559,370	-12.6%	18.2%
Investments in associates	712,728	1,002	43,199	4211.3%	-93.9%
Intangible assets and goodwill, net	3,295,236	4,420,422	4,444,424	0.5%	34.9%
Reinsurance contract assets	959,661	976,832	949,932	-2.8%	-1.0%
Other assets (1)	12,278,373	9,049,787	8,510,166	-6.0%	-30.7%

Total Assets	248,067,159	254,072,574	249,030,366	-2.0%	0.4%

LIABILITIES AND EQUITY
Deposits and obligations
Non-interest bearing	43,190,989	49,620,679	45,734,508	-7.8%	5.9%
Interest bearing	108,780,995	107,998,403	108,988,826	0.9%	0.2%
Total deposits and obligations	151,971,984	157,619,082	154,723,334	-1.8%	1.8%

Payables from repurchase agreements and securities lending	7,689,689	10,158,614	11,265,393	10.9%	46.5%
BCRP instruments	5,542,892	7,064,476	5,096,459	-27.9%	-8.1%
Repurchase agreements with third parties	2,077,638	2,872,797	5,974,353	108.0%	187.6%
Repurchase agreements with customers	69,159	221,341	194,581	-12.1%	181.4%

Due to banks and correspondents	12,620,346	10,899,579	11,152,813	2.3%	-11.6%
Bonds and notes issued	17,953,508	14,391,733	12,112,403	-15.8%	-32.5%
Banker’s acceptances outstanding	473,382	639,749	559,370	-12.6%	18.2%
Insurance contract liability	12,814,831	13,725,052	13,804,935	0.6%	7.7%
Financial liabilities at fair value through profit or loss	811,015	736,192	840,022	14.1%	3.6%
Other liabilities	10,707,332	9,487,673	9,497,596	0.1%	-11.3%

Total Liabilities	215,042,087	217,657,674	213,955,866	-1.7%	-0.5%

Net equity	32,413,767	35,843,202	34,459,012	-3.9%	6.3%
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury stock	(208,918)	(209,845)	(209,845)	0.0%	0.4%
Capital surplus	172,303	124,149	133,388	7.4%	-22.6%
Reserves	28,008,038	32,792,830	29,602,851	-9.7%	5.7%
Other reserves	267,987	33,460	19,199	-42.6%	-92.8%
Retained earnings	2,855,364	1,783,615	3,594,426	101.5%	25.9%

Non-controlling interest	611,305	571,698	615,488	7.7%	0.7%

Total Net Equity	33,025,072	36,414,900	35,074,500	-3.7%	6.2%

Total liabilities and equity	248,067,159	254,072,574	249,030,366	-2.0%	0.4%

Off-balance sheet	164,970,468	144,439,635	144,197,254	-0.2%	-12.6%
Total performance bonds, stand-by and L/Cs.	20,671,941	20,843,657	21,026,042	0.9%	1.7%
Undrawn credit lines, advised but not committed	90,965,846	79,021,358	75,858,566	-4.0%	-16.6%
Total derivatives (notional) and others	53,332,681	44,574,620	47,312,646	6.1%	-11.3%

(1) Includes mainly accounts receivables from brokerage and others
* Due to reclassifications, the Balance Sheet may differ from those reported in previous quarters.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

Consolidated Statement of Income
(S/ Thousands, IFRS)

	Quarter			% change		Up to		% change
	2Q24	2Q25	2Q25	QoQ	YoY	Jun 24	Jun 25	Jun 25 / Jun 24
Interest income and expense
Interest and similar income	4,935,238	4,894,790	4,922,292	0.6%	-0.3%	9,861,164	9,817,082	-0.4%
Interest and similar expenses	(1,466,774)	(1,322,778)	(1,306,921)	-1.2%	-10.9%	(2,966,577)	(2,629,699)	-11.4%
Net interest, similar income and expenses	3,468,464	3,572,012	3,615,371	1.2%	4.2%	6,894,587	7,187,383	4.2%
Provision for credit losses on loan portfolio	(1,193,548)	(695,733)	(683,965)	-1.7%	-42.7%	(2,103,737)	(1,379,698)	-34.4%
Recoveries of written-off loans	100,177	113,840	108,806	-4.4%	8.6%	195,667	222,646	13.8%
Provision for credit losses on loan portfolio, net of recoveries	(1,093,371)	(581,893)	(575,159)	-1.2%	-47.4%	(1,908,070)	(1,157,052)	-39.4%
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	2,375,093	2,990,119	3,040,212	1.7%	28.0%	4,986,517	6,030,331	20.9%

Other income
Fee income	947,228	994,024	1,024,553	3.1%	8.2%	1,803,793	2,018,577	11.9%
Net gain on foreign exchange transactions	349,349	343,814	377,016	9.7%	7.9%	654,719	720,830	10.1%
Net loss on securities	92,711	(28,149)	179,174	-736.5%	93.3%	154,456	151,025	-2.2%
Net gain from associates	28,728	24,068	6,556	-72.8%	-77.2%	61,023	30,624	-49.8%
Net gain (loss) on derivatives held for trading	41,748	18,499	21,418	15.8%	-48.7%	81,732	39,917	-51.2%
Net gain (loss) from exchange differences	(7,933)	15,959	10,195	-36.1%	-228.5%	(13,554)	26,154	-293.0%
Others	139,499	322,001	58,461	-81.8%	-58.1%	241,720	380,462	57.4%
Total other income	1,591,330	1,690,216	1,677,373	-0.8%	5.4%	2,983,889	3,367,589	12.9%
Insurance underwriting result
Insurance Service Result	407,666	416,106	446,835	7.4%	9.6%	866,663	862,941	-0.4%
Reinsurance Result	(92,166)	(86,972)	(95,962)	10.3%	4.1%	(272,101)	(182,934)	-32.8%
Total insurance underwriting result	315,500	329,134	350,873	6.6%	11.2%	594,562	680,007	14.4%

Medical services result
Sales of medical services	-	78,121	473,746	506.4%	n.a.	-	551,867	n.a.
Cost of sales of medical services	-	(35,432)	(350,427)	889.0%	n.a.	-	(385,859)	n.a.
Total medical services result	-	42,689	123,319	188.9%	n.a.	-	166,008	n.a.

Total Expenses
Salaries and employee benefits	(1,141,823)	(1,361,690)	(1,262,520)	-7.3%	10.6%	(2,248,892)	(2,624,210)	16.7%
Administrative, general and tax expenses	(947,558)	(869,834)	(965,994)	11.1%	1.9%	(1,769,306)	(1,835,828)	3.8%
Depreciation and amortization	(172,204)	(203,766)	(212,662)	4.4%	23.5%	(347,350)	(416,428)	19.9%
Impairment loss on goodwill	-	-	-	n.a.	n.a.	-	-	n.a.
Association in participation	(9,200)	(6,799)	(371)	-94.5%	-96.0%	(18,047)	(7,170)	-60.3%
Other expenses	(124,420)	(90,785)	(188,763)	107.9%	51.7%	(224,092)	(279,548)	24.7%
Total expenses	(2,395,205)	(2,532,874)	(2,630,310)	3.8%	9.8%	(4,607,687)	(5,163,184)	12.1%

Profit before income tax	1,886,718	2,519,284	2,561,467	1.7%	35.8%	3,957,281	5,080,751	28.4%

Income tax	(519,344)	(704,469)	(696,969)	-1.1%	34.2%	(1,047,810)	(1,401,438)	33.7%

Net profit	1,367,374	1,814,815	1,864,498	2.7%	36.4%	2,909,471	3,679,313	26.5%
Non-controlling interest	28,278	37,118	42,483	14.5%	50.2%	58,718	79,601	35.6%
Net profit attributable to Credicorp	1,339,096	1,777,697	1,822,015	2.5%	36.1%	2,850,753	3,599,712	26.3%

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

12.7.2.	Credicorp Stand-alone

Statement of Financial Position
(S/ Thousands, IFRS)

	As of			% change
	Jun 24	Mar 25	Jun 25	QoQ	YoY
ASSETS
Cash and cash equivalents	265,981	399,817	399,817	0.0%	50.3%
At fair value through profit or loss	-	-	-	n.a.	n.a.
Fair value through other comprehensive income investments	1,455,030	1,232,139	109,057	-91.1%	-92.5%
In subsidiaries and associates investments	36,415,839	39,435,439	38,318,421	-2.8%	5.2%
Investments at amortized cost	668,698	686,418	686,418	0.0%	2.6%
Other assets	1,560	250,990	9,359	-96.3%	n.a.
Total Assets	38,807,108	42,004,803	38,578,179	-8.2%	-0.6%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Due to banks, correspondents and other entities	-	-	-	n.a.	n.a.
Bonds and notes issued	1,859,959	1,796,058	-	n.a.	n.a.
Other liabilities	214,061	276,279	150,294	-45.6%	-29.8%
Total Liabilities	2,074,020	2,072,337	150,294	-92.7%	-92.8%

NET EQUITY
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Capital Surplus	384,542	384,542	384,542	0.0%	0.0%
Reserve	27,689,804	32,291,005	28,465,226	-11.8%	2.8%
Unrealized results	40,503	(245,864)	(323,985)	n.a.	n.a.
Retained earnings	7,299,246	6,183,790	8,583,109	38.8%	17.6%
Total net equity	36,733,088	39,932,466	38,427,885	-3.8%	4.6%

Total Liabilities And Equity	38,807,108	42,004,803	38,578,179	-8.2%	-0.6%

Statement of Income
(S/ Thousands, IFRS)

	Quarter			% Change		Up to		% Change
	2Q24	1Q25	2Q25	QoQ	YoY	Jun 24	Jun 25	Jun 25 / Jun 24
Interest income
Net share of the income from investments in subsidiaries and associates	1,899,078	1,660,468	2,490,226	50.0%	31.1%	3,456,472	4,150,694	20.1%
Interest and similar income	28,052	21,312	19,281	-9.5%	-31.3%	46,777	40,593	-13.2%
Net gain on financial assets at fair value through profit or loss	-	-	-	n.a.	n.a.	1,234	-	n.a.
Total income	1,927,130	1,681,780	2,509,507	49.2%	30.2%	3,504,483	4,191,287	19.6%

Interest and similar expense	(13,508)	(13,129)	(11,388)	-13.3%	-15.7%	(27,073)	(24,517)	-9.4%
Administrative and general expenses	(5,115)	(4,958)	(5,211)	5.1%	1.9%	(9,916)	(10,169)	2.6%
Total expenses	(18,623)	(18,087)	(16,599)	-8.2%	-10.9%	(36,989)	(34,686)	-6.2%

Operating income	1,908,507	1,663,693	2,492,908	49.8%	30.6%	3,467,494	4,156,601	19.9%

Results from exchange differences	(2,830)	65	(3,468)	n.a.	22.5%	(2,737)	(3,403)	24.3%
Other, net	(29)	(295)	(121)	n.a.	n.a.	n.a.	n.a.	n.a.

Profit before income tax	1,905,648	1,663,463	2,489,319	49.6%	30.6%	3,464,839	4,152,782	19.9%
Income tax	(51,879)	(45,071)	(52,310)	n.a.	0.8%	(94,983)	(97,381)	2.5%
Net income	1,853,769	1,618,392	2,437,009	50.6%	31.5%	3,369,856	4,055,401	20.3%

Double Leverage Ratio	99.1%	98.8%	99.7%	96 bps	58 bps	99.1%	99.7%	58 bps

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

12.7.3	BCP Consolidated

Consolidated Statement of Financial Position
(S/ Thousands, IFRS)

	As of			% change
	Jun 24	Mar 25	Jun 25	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	5,464,859	5,330,664	5,990,377	12.4%	9.6%
Interest bearing	26,093,132	35,977,823	32,653,406	-9.2%	25.1%
Total cash and due from banks	31,557,991	41,308,487	38,643,783	-6.5%	22.5%

Cash collateral, reverse repurchase agreements and securities borrowing	839,649	776,081	574,653	-26.0%	-31.6%

Fair value through profit or loss investments	439,004	537,503	617,368	14.9%	40.6%
Fair value through other comprehensive income investments	22,661,943	24,940,660	21,881,734	-12.3%	-3.4%
Amortized cost investments	8,321,181	8,134,166	8,262,941	1.6%	-0.7%

Loans	132,958,919	131,470,639	133,011,844	1.2%	0.0%
Current	127,103,518	126,570,181	128,218,187	1.3%	0.9%
Internal overdue loans	5,855,401	4,900,458	4,793,657	-2.2%	-18.1%
Less - allowance for loan losses	(7,799,646)	(7,323,541)	(7,310,931)	-0.2%	-6.3%
Loans, net	125,159,273	124,147,098	125,700,913	1.3%	0.4%

Property, furniture and equipment, net (1)	1,490,388	1,643,626	1,604,393	-2.4%	7.6%
Due from customers on acceptances	473,382	639,749	559,370	-12.6%	18.2%
Investments in associates	26,754	24,738	22,452	-9.2%	-16.1%
Other assets (2)	11,820,436	8,045,520	6,811,768	-15.3%	-42.4%

Total Assets	202,790,001	210,197,628	204,679,375	-2.6%	0.9%

Liabilities and Equity
Deposits and obligations
Non-interest bearing	41,187,095	46,181,912	44,615,769	-3.4%	8.3%
Interest bearing	96,391,919	100,410,686	102,043,442	1.6%	5.9%
Total deposits and obligations	137,579,014	146,592,598	146,659,211	0.0%	6.6%

Payables from repurchase agreements and securities lending	6,095,858	7,892,912	5,968,190	-24.4%	-2.1%
BCRP instruments	5,542,892	7,064,476	5,096,459	-27.9%	-8.1%
Repurchase agreements with third parties	552,966	828,436	871,731	5.2%	57.6%

Due to banks and correspondents	12,141,299	10,314,235	10,402,291	0.9%	-14.3%
Bonds and notes issued	14,284,148	10,759,498	10,170,286	-5.5%	-28.8%
Banker’s acceptances outstanding	473,382	639,749	559,370	-12.6%	18.2%
Financial liabilities at fair value through profit or loss	468,746	367,988	387,867	5.4%	-17.3%
Other liabilities (3)	7,978,251	10,599,135	5,604,105	-47.1%	-29.8%
Total Liabilities	179,020,698	187,166,115	179,751,320	-4.0%	0.4%

Net equity	23,624,852	22,896,863	24,790,836	8.3%	4.9%
Capital stock	12,679,794	12,679,794	12,679,794	0.0%	0.0%
Reserves	6,372,468	5,905,440	5,906,590	0.0%	-7.3%
Unrealized gains and losses	(95,961)	141,193	284,780	101.7%	n.a.
Retained earnings	4,668,551	4,170,436	5,919,672	41.9%	26.8%

Non-controlling interest	144,451	134,650	137,219	1.9%	-5.0%

Total Net Equity	23,769,303	23,031,513	24,928,055	8.2%	4.9%

Total liabilities and equity	202,790,001	210,197,628	204,679,375	-2.6%	0.9%

Off-balance sheet	152,205,005	136,896,925	139,056,539	1.6%	-8.6%
Total performance bonds, stand-by and L/Cs.	20,008,285	20,571,287	20,908,399	1.6%	4.5%
Undrawn credit lines, advised but not committed	79,567,802	72,392,139	71,484,467	-1.3%	-10.2%
Total derivatives (notional) and others	52,628,918	43,933,499	46,663,673	6.2%	-11.3%

(1) Right of use asset of lease contracts is included by application of IFRS 16.
(2) Mainly includes intangible assets, other receivable accounts, trading derivatives receivable accounts and tax credit.
(3) Mainly includes other payable accounts, trading derivatives payable accounts and taxes for payable.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

Consolidated Statement of Income
(S/ Thousands, IFRS)

	Quarter			% change		Up to		% Change
	2Q24	1Q25	2Q25	QoQ	YoY	Jun 24	Jun 25	Jun 25 / Jun 24
Interest income and expense
Interest and similar income	4,321,539	4,260,384	4,309,923	1.2%	-0.3%	8,600,440	8,570,307	-0.4%
Interest and similar expense (1)	(1,101,415)	(975,337)	(953,011)	-2.3%	-13.5%	(2,221,073)	(1,928,348)	-13.2%
Interest income and expense	3,220,124	3,285,047	3,356,912	2.2%	4.2%	6,379,367	6,641,959	4.1%

Provision for credit losses on loan portfolio	(1,117,597)	(648,883)	(633,987)	-2.3%	-43.3%	(1,961,748)	(1,282,870)	-34.6%
Recoveries of written-off loans	95,174	108,978	105,024	-3.6%	10.3%	185,972	214,002	15.1%
Provision for credit losses on loan portfolio, net of recoveries	(1,022,423)	(539,905)	(528,963)	-2.0%	-48.3%	(1,775,776)	(1,068,868)	-39.8%

Net interest, similar income and expenses, after provision for credit losses on loan portfolio	2,197,701	2,745,142	2,827,949	3.0%	28.7%	4,603,591	5,573,091	21.1%

Other income
Fee income	764,394	860,089	881,866	2.5%	15.4%	1,494,094	1,741,955	16.6%
Net gain on foreign exchange transactions	291,722	305,799	349,277	14.2%	19.7%	553,604	655,076	18.3%
Net gain (loss) on securities	33,920	11,361	121,126	n.a.	n.a.	23,391	132,487	n.a.
Net gain on derivatives held for trading	21,197	14,635	30,207	106.4%	42.5%	39,153	44,842	14.5%
Net loss (gain) from exchange differences	723	784	7,541	n.a.	n.a.	7,249	8,325	14.8%
Others	74,705	23,975	30,424	26.9%	-59.3%	131,641	54,399	-58.7%
Total other income	1,186,661	1,216,643	1,420,441	16.8%	19.7%	2,249,132	2,637,084	17.2%

Total expenses
Salaries and employee benefits	(821,206)	(979,534)	(951,711)	-2.8%	15.9%	(1,616,775)	(1,931,245)	19.5%
Administrative expenses	(712,685)	(628,741)	(732,854)	16.6%	2.8%	(1,342,699)	(1,361,595)	1.4%
Depreciation and amortization (2)	(140,270)	(168,136)	(176,020)	4.7%	25.5%	(282,540)	(344,156)	21.8%
Other expenses	(63,530)	(53,526)	(57,092)	6.7%	-10.1%	(116,504)	(110,618)	-5.1%
Total expenses	(1,737,691)	(1,829,937)	(1,917,677)	4.8%	10.4%	(3,358,518)	(3,747,614)	11.6%

Profit before income tax	1,646,671	2,131,848	2,330,713	9.3%	41.5%	3,494,205	4,462,561	27.7%

Income tax	(399,971)	(549,462)	(576,345)	4.9%	44.1%	(862,549)	(1,125,807)	30.5%

Net profit	1,246,700	1,582,386	1,754,368	10.9%	40.7%	2,631,656	3,336,754	26.8%
Non-controlling interest	(1,749)	(4,721)	(5,135)	8.8%	193.6%	(6,379)	(9,856)	54.5%
Net profit attributable to BCP Consolidated	1,244,951	1,577,665	1,749,233	10.9%	40.5%	2,625,277	3,326,898	26.7%

(1) Financing expenses related to lease agreements are included according to the application of IFRS 16.
(2) The effect of the application of IFRS 16 is included, which corresponds to a greater depreciation for the asset for right-of-use".

Selected Financial Indicators

		Quarter		Change
	2Q24	1Q25	2Q25	QoQ	YoY
Profitability
ROAA (1)(2)	2.5%	3.0%	3.4%	37 bps	88 bps
ROAE (1)(2)	21.7%	25.8%	29.3%	354 bps	767 bps
Net interest margin (1)(2)	6.77%	6.48%	6.73%	25 bps	-3 bps
Risk-adjusted Net interest margin (1)(2)	4.62%	5.42%	5.67%	25 bps	105 bps
Funding cost (1)(2)(3)	2.63%	2.20%	2.20%	0 bps	-43 bps

Loan portfolio quality
Internal overdue ratio	4.4%	3.7%	3.6%	-12 bps	-80 bps
NPL ratio	6.3%	5.2%	5.0%	-18 bps	-126 bps
Coverage ratio of IOLs	133.2%	149.4%	152.5%	307 bps	1931 bps
Coverage ratio of NPLs	93.6%	107.5%	109.8%	232 bps	1625 bps
Cost of risk (4)	3.1%	1.6%	1.6%	-4 bps	-154 bps

Operating efficiency
Operating expenses / Total income (5)	39.0%	39.8%	40.2%	45 bps	127 bps
Operating expenses / Total average assets (1)(2)(5)	3.4%	3.4%	3.6%	21 bps	23 bps

(1) Ratios are annualized.
(2) Averages are determined as the average of period-beginning and period-ending balances.
(3) The funding costs differs from previously reported due to a methodology change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.
(4) Cost of risk: Annualized provision for loan losses / total loans.
(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions, result on exchange difference and net gain on derivatives. Operating expenses includes Salaries and social benefits, administrative, general and tax expenses and depreciation and amortization.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

12.7.4.	BCP Stand-alone

Statement of Financial Position
(S/ Thousands, IFRS)

	As of			% change
	Jun 24	Mar 25	Jun 25	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	4,832,098	4,776,238	5,338,286	11.8%	10.5%
Interest bearing	25,834,580	34,709,343	31,838,979	-8.3%	23.2%
Total cash and due from banks	30,666,678	39,485,581	37,177,265	-5.8%	21.2%

Cash collateral, reverse repurchase agreements and securities borrowing	839,649	776,081	574,653	-26.0%	-31.6%

Fair value through profit or loss investments	439,004	537,503	617,368	14.9%	40.6%
Fair value through other comprehensive income investments	19,504,805	21,877,682	19,097,277	-12.7%	-2.1%
Amortized cost investments	8,258,140	8,072,234	8,169,062	1.2%	-1.1%

Loans	121,055,851	119,378,598	120,998,975	1.4%	0.0%
Current	116,139,749	115,180,766	116,868,257	1.5%	0.6%
Internal overdue loans	4,916,102	4,197,832	4,130,718	-1.6%	-16.0%
Less - allowance for loan losses	(6,809,141)	(6,453,864)	(6,418,672)	-0.5%	-5.7%
Loans, net	114,246,710	112,924,734	114,580,303	1.5%	0.3%

Property, furniture and equipment, net (1)	1,250,424	1,428,475	1,395,819	-2.3%	11.6%
Due from customers on acceptances	473,382	639,749	559,370	-12.6%	18.2%
Investments in associates	2,613,220	2,431,259	2,478,728	2.0%	-5.1%
Other assets (2)	10,988,530	7,642,354	6,772,832	-11.4%	-38.4%

Total Assets	189,280,542	195,815,652	191,422,677	-2.2%	1.1%

Liabilities and Equity
Deposits and obligations
Non-interest bearing	41,171,770	46,158,361	44,639,208	-3.3%	8.4%
Interest bearing	85,955,135	89,206,307	91,339,219	2.4%	6.3%
Total deposits and obligations	127,126,905	135,364,668	135,978,427	0.5%	7.0%

Payables from repurchase agreements and securities lending	5,526,878	7,070,379	5,227,145	-26.1%	-5.4%
BCRP instruments	4,973,913	6,241,943	4,355,414	-30.2%	-12.4%
Repurchase agreements with third parties	552,965	828,436	871,731	5.2%	57.6%

Due to banks and correspondents	10,892,721	9,007,034	8,935,346	-0.8%	-18.0%
Bonds and notes issued	13,711,522	10,350,044	9,772,249	-5.6%	-28.7%
Due from customers on acceptances	473,382	639,749	559,370	-12.6%	18.2%
Financial liabilities at fair value through profit or loss	468,746	367,988	387,867	5.4%	-17.3%
Other liabilities (3)	7,451,061	10,113,925	5,766,446	-43.0%	-22.6%
Total Liabilities	165,651,215	172,913,787	166,626,850	-3.6%	0.6%

Net equity	23,629,323	22,901,866	24,795,827	8.3%	4.9%
Capital stock	12,679,794	12,679,794	12,679,794	0.0%	0.0%
Reserves	6,372,468	5,905,440	5,906,590	0.0%	-7.3%
Unrealized gains and losses	(97,152)	140,002	282,927	n.a.	n.a.
Retained earnings	4,674,213	4,176,630	5,926,516	41.9%	26.8%

Total Net Equity	23,629,323	22,901,866	24,795,827	8.3%	4.9%

Total liabilities and equity	189,280,538	195,815,653	191,422,677	-2.2%	1.1%

Off-balance sheet	147,994,313	133,060,043	135,664,961	2.0%	-8.3%
Total performance bonds, stand-by and L/Cs.	20,008,285	20,571,287	20,908,399	1.6%	4.5%
Undrawn credit lines, advised but not committed	77,032,694	69,917,928	68,251,113	-2.4%	-11.4%
Total derivatives (notional) and others	50,953,334	42,570,828	46,505,449	9.2%	-8.7%

(1) Right of use asset of lease contracts is included by application of IFRS 16.
(2) Mainly includes intangible assets, other receivable accounts, trading derivatives receivable accounts and tax credit
(3) Mainly includes other payable accounts, trading derivatives payable accounts and taxes for payable.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

Statement of Income
(S/ Thousands, IFRS)

	Quarter			% Change		Up to		% Change
	2Q24	1Q25	2Q25	QoQ	YoY	Jun 24	Jun 25	Jun 25 / Jun 24
Interest income and expense
Interest and similar income	3,565,956	3,519,001	3,535,213	0.5%	-0.9%	7,088,663	7,054,214	-0.5%
Interest and similar expenses (1)	(904,173)	(814,465)	(783,739)	-3.8%	-13.3%	(1,815,872)	(1,598,204)	-12.0%
Interest income and expense	2,661,783	2,704,536	2,751,474	1.7%	3.4%	5,272,791	5,456,010	3.5%

Provision for credit losses on loan portfolio	(844,236)	(467,002)	(441,020)	-5.6%	-47.8%	(1,501,620)	(908,022)	-39.5%
Recoveries of written-off loans	64,914	84,839	81,258	-4.2%	25.2%	120,234	166,097	38.1%
Provision for credit losses on loan portfolio, net of recoveries	(779,322)	(382,163)	(359,762)	-5.9%	-53.8%	(1,381,386)	(741,925)	-46.3%

Net interest, similar income and expenses, after provision for credit losses on loan portfolio	1,882,461	2,322,373	2,391,712	3.0%	27.1%	3,891,405	4,714,085	21.1%

Other income
Fee income	742,354	831,427	853,720	2.7%	15.0%	1,446,982	1,685,147	16.5%
Net gain on foreign exchange transactions	289,381	303,693	347,077	14.3%	19.9%	548,440	650,770	18.7%
Net gain on securities	66,080	100,397	215,491	114.6%	226.1%	144,061	315,888	119.3%
Net gain (loss) from associates	2,647	1,509	1,352	-10.4%	-48.9%	2,112	2,861	35.5%
Net gain on derivatives held for trading	17,151	13,752	35,945	161.4%	109.6%	35,877	49,697	38.5%
Net loss (gain) from exchange differences	6,109	1,549	1,622	4.7%	-73.4%	15,096	3,171	-79.0%
Others	72,302	23,180	27,968	20.7%	-61.3%	117,289	51,148	-56.4%
Total other income	1,196,024	1,275,507	1,483,175	16.3%	24.0%	2,309,857	2,758,682	19.4%

Total expenses
Salaries and employee benefits	(623,526)	(745,935)	(721,895)	-3.2%	15.8%	(1,212,270)	(1,467,830)	21.1%
Administrative expenses	(637,878)	(562,439)	(655,997)	16.6%	2.8%	(1,193,067)	(1,218,436)	2.1%
Depreciation and amortization (2)	(117,218)	(145,142)	(152,670)	5.2%	30.2%	(236,243)	(297,812)	26.1%
Other expenses	(57,643)	(48,353)	(51,591)	6.7%	-10.5%	(103,597)	(99,944)	-3.5%
Total expenses	(1,436,265)	(1,501,869)	(1,582,153)	5.3%	10.2%	(2,745,177)	(3,084,022)	12.3%

Profit before income tax	1,642,220	2,096,011	2,292,734	9.4%	39.6%	3,456,085	4,388,745	27.0%
Income tax	(397,170)	(517,741)	(542,848)	4.8%	36.7%	(828,840)	(1,060,589)	28.0%
Net profit	1,245,050	1,578,270	1,749,886	10.9%	40.5%	2,627,245	3,328,156	26.7%
Non-controlling interest
Net profit attributable to BCP	1,245,050	1,578,270	1,749,886	10.9%	40.5%	2,627,245	3,328,156	26.7%

(1) Financing expenses related to lease agreements are included according to the application of IFRS 16.
(2) The effect of the application of IFRS 16 is included, which corresponds to a greater depreciation for the asset for right-of-use".

Selected Financial Indicators

	Quarter			Change
	2Q24	1Q25	2Q25	QoQ	YoY
Profitability
ROAA (1)(2)	2.7%	3.2%	3.6%	40 bps	94 bps
ROAE (1)(2)	21.7%	25.8%	29.3%	354 bps	767 bps
Net interest margin (1)(2)	6.08%	5.80%	6.00%	21 bps	-8 bps
Risk-adjusted Net interest margin (1)(2)	4.30%	4.98%	5.22%	24 bps	92 bps
Funding cost (1)(2)(3)	2.34%	1.99%	1.95%	-4 bps	-39 bps

Loan portfolio quality
Internal overdue ratio	4.1%	3.5%	3.4%	-10 bps	-65 bps
NPL ratio	6.0%	5.0%	4.9%	-17 bps	-117 bps
Coverager rattio of IOLs	138.5%	153.7%	155.4%	165 bps	1688 bps
Coverage ratio of NPLs	93.3%	107.6%	109.3%	178 bps	1600 bps
Cost of risk (4)	2.6%	1.3%	1.2%	-8 bps	-144 bps

Operating efficiency
Operating expenses / Total income (5)	37.1%	37.7%	38.3%	66 bps	128 bps
Operating expenses / Total average assets (1)(2)(5)	3.0%	3.0%	3.2%	21 bps	21 bps

(1) Ratios are annualized.
(2) Averages are determined as the average of period-beginning and period-ending balances.
(3) The funding costs differs from previously reported due to a methodology change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.
(4) Cost of risk: Annualized provision for loan losses / Average total loans.
(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions, result on exchange difference and net gain on derivatives. Operating expenses includes Salaries and social benefits, administrative, general and tax expenses and depreciation and amortization.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

12.7.5.	BCP Bolivia

Statement of Financial Position
(S/ Thousands, IFRS)

	As of			% change
	Jun 24	Mar 25	Jun 25	QoQ	YoY
ASSETS
Cash and due from banks	2,385,328	1,646,883	1,218,865	-26.0%	-48.9%
Investments	1,495,591	1,248,084	685,760	-45.1%	-54.1%
Loans	10,228,586	6,293,810	4,189,040	-33.4%	-59.0%
Current	9,891,230	6,075,092	4,050,247	-33.3%	-59.1%
Internal overdue loans	282,934	174,431	110,562	-36.6%	-60.9%
Refinanced loans	54,422	44,287	28,231	-36.3%	-48.1%
Less - allowance for loan losses	(365,686)	(226,534)	(153,555)	-32.2%	-58.0%
Loans, net	9,862,900	6,067,276	4,035,485	-33.5%	-59.1%
Property, furniture and equipment, net	67,289	81,105	52,161	-35.7%	-22.5%
Other assets	370,700	210,298	194,583	-7.5%	-47.5%
Total assets	14,181,808	9,253,646	6,186,854	-33.1%	-56.4%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	12,327,706	7,971,085	5,195,468	-34.8%	-57.9%
Due to banks and correspondents	-	-	-	n.a.	n.a.
Bonds and subordinated debt	167,652	97,465	64,048	-34.3%	-61.8%
Other liabilities	703,718	475,663	374,043	-21.4%	-46.8%
Total liabilities	13,199,076	8,544,213	5,633,559	-34.1%	-57.3%

Net equity	982,732	709,433	553,295	-22.0%	-43.7%

TOTAL LIABILITIES AND NET EQUITY	14,181,808	9,253,646	6,186,854	-33.1%	-56.4%

Statement of Income
(S/ Thousands, IFRS)

	Quarter			% change		Up to		% Change
	2Q24	1Q25	2Q25	QoQ	YoY	Jun 24	Jun 25	Jun 25 / Jun 24
Interests income, net	91,048	71,066	41,983	-40.9%	-53.9%	177,896	113,049	-36.5%
Provisions for doubtful accounts receivable, net of recoveries	(23,466)	(5,743)	(11,042)	92.3%	-52.9%	(38,119)	(16,785)	-56.0%
Net interest income after provisions	67,582	65,323	30,941	-52.6%	-54.2%	139,777	96,264	-31.1%
Non financial income	91,766	60,815	30,938	-49.1%	-66.3%	154,514	91,753	-40.6%
Total expenses	(98,349)	(93,862)	(44,737)	-52.3%	-54.5%	(199,771)	(138,599)	-30.6%
Translation result	(236)	3,768	2,934	-22.1%	n.a.	(399)	6,702	n.a.
Income tax	(27,725)	(11,817)	(5,846)	-50.5%	-78.9%	(40,727)	(17,663)	-56.6%
Net profit	33,038	24,227	14,230	-41.3%	-56.9%	53,394	38,457	-28.0%

Selected Financial Indicators

	Quarter			% change		Up to		% Change
	2Q24	1Q25	2Q25	QoQ	YoY	Jun 24	Jun 25	Jun 25 / Jun 24
Efficiency ratio	58.2%	69.6%	67.3%	-233 bps	910 bps	58.1%	68.8%	1062 bps
ROAE	14.0%	11.3%	9.0%	-228 bps	-503 bps	11.4%	9.9%	-155 bps
L/D ratio	83.0%	79.0%	80.6%	167 bps	-234 bps
IOL ratio	2.8%	2.8%	2.6%	-13 bps	-13 bps
NPL ratio	3.3%	3.5%	3.3%	-16 bps	1 bps
Coverage of IOLs	129.2%	129.9%	138.9%	902 bps	964 bps
Coverage of NPLs	108.4%	103.6%	110.6%	706 bps	224 bps
Branches	46	46	46	0.0%	0.0%
Agentes	1,350	1,848	2,056	11.3%	52.3%
ATMs	315	314	314	0.0%	-0.3%
Employees	1,745	1,859	1,897	2.0%	8.7%

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

12. Appendix

12.7.6.	Mibanco

Statement of Financial Position
(S/ Thousands, IFRS)

		As of		% change
	Jun 24	Mar 25	Jun 25	QoQ	YoY
ASSETS
Cash and due from banks	1,017,485	1,931,908	1,668,841	-13.6%	64.0%
Investments	3,220,179	3,124,911	2,878,335	-7.9%	-10.6%
Total loans	12,705,605	12,525,099	12,785,249	2.1%	0.6%
Current	11,672,954	11,719,353	12,004,020	2.4%	2.8%
Internal overdue loans	934,676	698,528	659,287	-5.6%	-29.5%
Refinanced	97,975	107,218	121,942	13.7%	24.5%
Allowance for loan losses	(984,286)	(864,812)	(887,976)	2.7%	-9.8%
Net loans	11,721,319	11,660,287	11,897,273	2.0%	1.5%
Property, plant and equipment, net	132,122	127,401	126,975	-0.3%	-3.9%
Other assets	890,770	719,368	715,448	-0.5%	-19.7%
Total assets	16,981,875	17,563,875	17,286,872	-1.6%	1.8%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	10,531,506	11,330,151	10,836,660	-4.4%	2.9%
Due to banks and correspondents	2,107,877	1,763,462	2,309,869	31.0%	9.6%
Bonds and subordinated debt	572,626	409,454	398,037	-2.8%	-30.5%
Other liabilities	1,097,220	1,577,966	1,207,564	-23.5%	10.1%
Total liabilities	14,309,229	15,081,033	14,752,130	-2.2%	3.1%

Net equity	2,672,646	2,482,842	2,534,742	2.1%	-5.2%

TOTAL LIABILITIES AND NET SHAREHOLDERS' EQUITY	16,981,875	17,563,875	17,286,872	-1.6%	1.8%

Statement of Income
(S/ Thousands, IFRS)

		Quarter		% change		Up to		% change
	2Q24	1Q25	2Q25	QoQ	YoY	Jun 24	Jun 25	Jun 25 / Jun 24
Net interest income	556,858	579,900	604,031	4.2%	8.5%	1,103,129	1,183,931	7.3%
Provision for loan losses, net of recoveries	(242,774)	(158,212)	(169,741)	7.3%	-30.1%	(393,499)	(327,953)	-16.7%
Net interest income after provisions	314,084	421,688	434,290	3.0%	38.3%	709,630	855,978	20.6%
Non-financial income	26,399	32,815	37,492	14.3%	42.0%	67,086	70,307	4.8%
Total expenses	(301,850)	(327,944)	(335,792)	2.4%	11.2%	(613,578)	(663,736)	8.2%
Translation result	(85)	(749)	(79)	-89.5%	-7.1%	(1,057)	(828)	-21.7%
Income taxes	(2,834)	(31,423)	(33,369)	6.2%	1077.5%	(33,794)	(64,792)	91.7%
Net income	35,714	94,387	102,542	8.6%	187.1%	128,287	196,929	53.5%

Selected Financial Indicators

		Quarter		% change		Up to		% change
	2Q24	1Q25	2Q25	QoQ	YoY	Jun 24	Jun 25	Jun 25 / Jun 24
Efficiency ratio	51.0%	52.9%	52.0%	-88 bps	98 bps	52.1%	52.4%	30 bps
ROAE	5.4%	14.7%	16.3%	169 bps	1096 bps	9.1%	15.1%	609 bps
ROAE incl. Goowdill	5.1%	13.9%	15.5%	158 bps	1036 bps	8.6%	14.4%	574 bps
L/D ratio	120.6%	110.5%	118.0%	743 bps	-266 bps
IOL ratio	7.4%	5.6%	5.2%	-42 bps	-220 bps
NPL ratio	8.1%	6.4%	6.1%	-32 bps	-202 bps
Coverage of IOLs	105.3%	123.8%	134.7%	1088 bps	2938 bps
Coverage of NPLs	95.3%	107.3%	113.7%	633 bps	1835 bps
Branches (1)	285	283	284	1	-1
Employees	10,107	9,679	9,756	77	-351

(1)	Includes Banco de la Nacion branches, which in June 24 were 36, in March 25 were 36 and in June 25 were 36.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

12. Appendix

12.7.7.	Prima AFP

Statement of Financial Position
(S/ Thousands, IFRS)

		As of		% change
	Jun 24	Mar 25	Jun 25	QoQ	YoY
Cash and due from banks	55,243	132,293	5,582	-95.8%	-89.9%
Non-interest bearing	8,333	2,244	3,876	72.7%	-53.5%
Interest bearing	46,910	130,049	1,706	-98.7%	-96.4%
Fair value through profit or loss investments	374,810	302,482	361,646	19.6%	-3.5%
Fair value through other comprehensive income investments	1,035	1,968	1,405	-28.6%	35.7%
Property, plant and equipment, net	8,704	6,233	5,751	-7.7%	-33.9%
Other Assets	227,174	214,822	212,969	-0.9%	-6.3%
Total Assets	666,966	657,798	587,353	-10.7%	-11.9%
Due to banks and correspondents	6	29	11	-62.1%	83.3%
Lease payable	5,172	2,745	2,401	-12.5%	-53.6%
Other liabilities	182,283	265,049	153,573	-42.1%	-15.8%
Total Liabilities	187,461	267,823	155,985	-41.8%	-16.8%

Capital stock	40,505	40,505	40,505	0.0%	0.0%
Reserves	20,243	20,243	20,243	0.0%	0.0%
Other reserves	330	445	681	53.0%	106.4%

Retained earnings	344,510	304,310	304,309	0.0%	-11.7%
Net Income for the Period	73,917	24,472	65,630	168.2%	-11.2%
Total Liabilities and Equity	666,966	657,798	587,353	-10.7%	-11.9%

Statement of Income
(S/ Thousands, IFRS)

		Quarter		% change		Up to		% change
	2Q24	1Q25	2Q25	QoQ	YoY	Jun 24	Jun 25	Jun 25 / Jun 24
Financial income	816	1,481	557	-62.4%	-31.7%	2,463	2,038	-17.3%
Financial expenses	(779)	(453)	(518)	14.3%	-33.5%	(1,246)	(971)	-22.1%
Interest income, net	37	1,028	39	n.a.	5.4%	1,217	1,067	-12.3%
Fee income	99,103	94,072	97,233	3.4%	-1.9%	193,630	191,305	-1.2%
Net gain (loss) on securities	3,516	(7,380)	8,618	n.a.	n.a.	n.a.	n.a.	n.a.
Net gain (loss) from exchange differences	(351)	250	202	n.a.	n.a.	n.a.	n.a.	n.a.
Other income	1,210	206	463	124.8%	-61.7%	1,385	669	-51.7%
Salaries and employee benefits	(22,740)	(23,431)	(24,878)	6.2%	9.4%	(45,702)	(48,309)	5.7%
Administrative expenses	(22,218)	(21,577)	(18,206)	-15.6%	-18.1%	(40,753)	(39,783)	-2.4%
Depreciation and amortization	(6,560)	(6,870)	(6,970)	1.5%	6.3%	(13,166)	(13,840)	5.1%
Other expenses	(604)	(165)	(594)	n.a.	-1.7%	(933)	(759)	-18.6%
Profit before income tax	51,393	36,133	55,907	54.7%	8.8%	105,134	92,040	-12.5%
Income tax	(14,489)	(11,661)	(14,749)	26.5%	1.8%	(31,217)	(26,410)	-15.4%
Net profit	36,904	24,472	41,158	68.2%	11.5%	73,917	65,630	-11.2%

Selected Financial Indicators

		Quarter		Change		Up to		% change
	2Q24	1Q25	2Q25	QoQ	YoY	Jun 24	Jun 25	Jun 25 / Jun 24
ROE	32.0%	22.6%	40.1%	1747 bps	807 bps	30.2%	28.9%	-124 bps
Net Interest Margin	0.0%	1.0%	0.0%	-92 bps	1 bps	0.6%	0.5%	-3 bps
Efficiency Ratio	52.2%	54.4%	51.4%	-306 bps	-80 bps	51.3%	52.9%	158 bps
Operating Expenses / Total Average Assets	28.4%	31.5%	32.2%	62 bps	372 bps	28.3%	32.7%	443 bps

Main Indicators and Market Share

	Prima	System	Share %	Prima	System	Share %
	1Q25	1Q25	1Q25	2Q25	2Q25	2Q25
AUMs (S/ Millions)	31,702	107,622	29%	32,943	113,513	29%
Affiliates (S/ Millions)	2,338,126	9,928,899	24%	2,339,871	10,049,438	23%
Collections (S/ Millions)	1,085	4,158	26%	1,121	4,348	26%
Source: Superintendencia de Banca, Seguros y AFPs.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

12. Appendix

12.7.8.	Grupo Pacifico

Key Indicators of Financial Position
(S/ Thousands, IFRS)

		As of		% Change
	Jun 24	Mar 25	Jun 25	QoQ	YoY
Total assets	17,027,499	20,203,139	20,049,143	-0.8%	17.7%
Total Invesment (1)	12,823,140	14,117,211	14,228,488	0.8%	11.0%
Total Liabilities	14,044,909	16,280,582	16,007,803	-1.7%	14.0%
Net equity	2,967,599	3,177,756	3,341,104	5.1%	12.6%

Statement of Income
(S/ Thousands, IFRS)

		Quarter		% Change		Up to		% change
	2Q24	1Q25	2Q25	QoQ	YoY	Jun 24	Jun 25	Jun 25 / Jun 24
Insurance Service Result	286,987	279,931	342,243	22.3%	19.3%	628,781	622,174	-1.1%
Reinsurance Result	(95,236)	(94,861)	(107,333)	13.1%	12.7%	(275,289)	(202,194)	-26.6%
Insurance underwriting result	191,751	185,070	234,910	26.9%	22.5%	353,492	419,980	18.8%
Sale of medical services	-	78,267	474,732	506.6%	n.a.	-	552,999	n.a.
Cost of sales of medical services	-	(35,393)	(351,512)	893.2%	n.a.	-	(386,905)	n.a.
Medical services result	-	42,874	123,220	187.4%	n.a.	-	166,094	n.a.
Interest income	197,175	238,213	234,866	-1.4%	19.1%	416,720	473,079	13.5%
Interest Expenses	(131,448)	(145,698)	(156,502)	7.4%	19.1%	(260,562)	(302,200)	16.0%
Interest expenses attributable to insurance activities	(124,686)	(135,622)	(139,054)	2.5%	11.5%	(246,690)	(274,676)	11.3%
Net Interest Income	65,727	92,515	78,364	-15.3%	19.2%	156,158	170,879	9.4%
Fee Income and Gain in FX	(2,262)	(4,151)	(6,397)	54.1%	182.8%	(5,524)	(10,548)	90.9%
Other Income No Core:
Net gain (loss) from exchange differences	(1,817)	(351)	488	-239.0%	-126.9%	(1,999)	137	-106.9%
Net loss on securities and associates	24,856	(34,396)	(15,390)	-55.3%	-161.9%	48,078	(49,786)	-203.6%
Other Income not operational	44,208	26,264	34,343	30.8%	-22.3%	73,959	60,607	-18.1%
Other Income	64,985	(12,634)	13,043	-203.2%	-79.9%	114,514	409	-99.6%
Operating expenses	(75,397)	(105,415)	(161,499)	53.2%	114.2%	(151,571)	(266,914)	76.1%
Other expenses	(29,351)	(3,837)	(25,822)	573.0%	-12.0%	(34,330)	(29,659)	-13.6%
Total Expenses	(104,748)	(109,252)	(187,321)	71.5%	78.8%	(185,901)	(296,573)	59.5%
Income tax	(23,596)	(16,052)	(37,568)	134.0%	59.2%	(27,391)	(53,620)	95.8%
Net income	194,119	182,521	224,649	23.1%	15.7%	410,872	407,170	-0.9%

*Financial statements without consolidation adjustments.
(1)	Excluding investments in real estate.

Up to February 2025, Grupo Pacifico’s financial statements reflect the agreement with Banmedica (in equal parts) of the businesses of:
(i)	private health insurance managed by Grupo Pacifico and included in its Financial Statements in each of the accounting lines;
(ii)	corporate health insurance (dependent workers); and
(iii)	medical services.

The businesses described in ii) and iii) are managed by Banmedica, therefore they do not consolidate in Grupo Pacifico’s financial statements. The 50% of net income generated by Banmedica is recorded in Grupo Pacifico’s Income Statement as a gain/loss on investments in subsidiaries.

As explained before, corporate health insurance and medical services businesses are consolidated by Banmedica. The following table reflects the consolidated results from which Grupo Pacifico receives the 50% net income.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

12. Appendix

12.7.9.	Investment Management & Advisory *

Investment Management & Advisory *		Quarter		% change		Up to		% Change
S/ 000	2Q24	1Q25	2Q25	QoQ	YoY	Jun 24	Jun 25	Jun 25 / Jun 24
Net interest income	5,278	10,441	13,978	33.9%	164.8%	11,737	24,419	108.1%
Other income	255,814	264,926	232,110	-12.4%	-9.3%	489,204	497,036	22.2%
Fee income	168,823	150,272	147,138	-2.1%	-12.8%	313,921	297,410	22.5%
Net gain on foreign exchange transactions	19,083	15,069	21,497	42.7%	12.7%	31,720	36,566	9.7%
Net gain on sales of securities	45,641	41,192	64,298	56.1%	40.9%	100,212	105,490	-13.6%
Derivative Result	20,551	3,864	(8,789)	-327.5%	-142.8%	42,579	(4,925)	-184.3%
Result from exposure to the exchange rate	(4,378)	12,599	4,870	-61.3%	-211.2%	(17,351)	17,469	-155.1%
Other income	6,094	41,930	3,096	-92.6%	-49.2%	18,123	45,026	0.1%
Operating expenses (1)	(172,693)	(202,074)	(183,696)	-9.1%	6.4%	(352,784)	(385,770)	6.6%
Operating income	88,399	73,293	62,392	-14.9%	-29.4%	148,157	135,685	31.7%
Income taxes	(23,942)	(11,098)	(11,686)	5.3%	-51.2%	(34,885)	(22,784)	112.1%
Non-controlling interest	(2,426)	152	167	9.9%	-106.9%	150	319	-108.1%
Net income	66,883	62,043	50,539	-18.5%	-24.4%	113,122	112,582	15.6%
* Includes ASB and Credicorp Capital. Does not include Wealth Management at BCP.
(1)	Includes: Salaries and employee’s benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

12. Appendix

12.8.	Table of calculations

Table of calculations (1)
Profitability	Interest earning assets	Cash and due from banks+Total investments +Cash collateral, reverse repurchase agreements and securities borrowing+Loans
	Funding	Deposits and obligations+Due to banks and correspondents+BCRP instruments +Repurchase agreements with clients and third parties+Bonds and notes issued
	Net Interest Margin (NIM)	Net Interest Income (excluding Net Insurance Financial Expenses) Average Interest Earning Assets
	Risk-adjusted Net Interest Margin (Risk- adjusted NIM)	Annualized Net Interest Income (excluding Net Insurance Financial Expenses)-Annualized Provisions ) Average period end and period beginning interest earning assets
	Funding cost	Interest Expense (Does not Include Net Insurance Financial Expenses) Average Funding
	Core income	Net Interest Income+Fee Income+Net Gain on Foreign exchange transactions
	Other core income	Fee Income+Net Gain on Foreign exchange transactions
	Other non-core income	Net Gain Securities+Net Gain from associates+Net Gain of derivatives held for trading +Net Gain from exchange differences+Other non operative income
	Return on average assets (ROA)	Annualized Net Income attributable to Credicorp Average Assets
	Return on average equity (ROE)	Annualized Net Income attributable to Credicorp Average Net Equity
Portfolio quality	Internal overdue ratio	(Internal overdue loans) Total Loans
	Non – performing loans ratio (NPL ratio)	(Internal overdue loans+Refinanced loans) Total Loans
	Coverage ratio of internal overdue loans	Allowance for loans losses Internal overdue loans
	Coverage ratio of non – performing loans	Allowance for loans losses Non-performing loans
	Cost of risk	Annualized provision for credit losses on loans portfolio, net of recoveries Average Total Loans
Operating performance	Operating expenses	Salaries and employees benefits+Administrtive expenses+Depreciation and amortization +Association in participation +Acquisition cost
Operating Income

Net interest, similar income, and expenses+Fee income+Net gain on foreign exchange transactions

+Net gain from associates+Net gain on derivatives held for trading+Net gain from echange differences+ Net Insurance Underwriting Results

Efficiency ratio
Salaries and employee benefits + Administrative expenses + Depreciation and amortization
+ Association in participation
Net interest, similar income and expenses + Fee Income + Net gain on foreign exchange transactions + Net gain from associates+Net gain on derivatives held for trading
+ Result on exchange differences+Insurance Underwriting Result

Capital Adequacy	Liquidity Coverage ratio	Total High Quality Liquid Assets + Min(Total Inflow 30 days; 75% * Total Outflow 30 days) Total Outflow 30 days
	Regulatory Capital ratio	Regulatory Capital (Risk -weighted assets)
	Tier 1 ratio	Tier 1(2) Risk -weighted assets
	Common Equity Tier 1 ratio (3)	Capital+Reserves -100% of applicable deductions (4)+ Retained Earnings+Unrealized gains or losses Risk -weighted assets
(1)	Averages are determined as the average of period-beginning and period-ending balances.
(2)	Includes investment in subsidiaries, goodwill, intangibles, and deferred tax that rely on future profitability.
(3)
Common Equity Tier 1 = Capital Stock + Reserves + Accumulated earnings – Unrealized profits or losses - 100% deductions (investment in subsidiaries, goodwill, intangible assets, and deferred tax assets based on future returns).

(4)	Includes investment in subsidiaries, goodwill, intangible assets, and deferred taxes based on future returns.

|	Earnings Release 2Q / 2025	Analysis of 2Q25 Consolidated Results

12. Appendix
12.9.	Glossary of terms

Term	Definition
AFP	Administradora de Fondo de Pensiones or Private Pension Funds Administrators
BCRP	Banco Central de Reserva del Perú or Peruvian Central Bank
Financially Included
Stock of financially included clients through BCP since 2020. New clients with BCP savings accounts or new Yape affiliates that: (i) Do not have debt in the financial system nor other BCP products in the 12 months prior to their inclusion, and (ii) Have performed at least 3 monthly transactions on average through any BCP channel in the last 3 months

GMV	Gross Merchant Volume
Government Program Loans ("GP" or "GP Loans")	Loan Portfolio related to Reactiva Peru, FAE-Mype and Impulso Myperu programs to respond quickly and effectively to liquidity needs and maintain the payment chain
MAU	Monthly Active Users
MEF	Ministry of Economy and Finance of Peru
TPV	Total Payment Volume